CATALYST PAPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) of Catalyst Paper Corporation (the “company”, “we”, “us”, and “our”) should be read in conjunction with our consolidated financial statements for the years ended December 31, 2010, 2009 and 2008, and the notes thereto, which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States (“U.S.”).  Information on the impact of Canadian GAAP on our consolidated earnings and consolidated balance sheets is presented in note 33, “Reconciliation of United States and Canadian generally accepted accounting principles” of our consolidated financial statements for the years ended December 31, 2010, 2009 and 2008.  Additional information about the company, including our most recent Annual Information Form is available on our website at www.catalystpaper.com, or the Canadian Securities Administrators’ electronic filing website at www.sedar.com.

Throughout this discussion, references are made to certain measures that are not measures of performance under U.S. GAAP, including operating earnings, EBITDA, EBITDA before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow.  We believe that these non-GAAP measures are useful in evaluating our performance.  These non-GAAP measures are defined and reconciled to their nearest GAAP measure in section 13, “Non-GAAP Measures”.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars.  The term “dollars” and the symbols “$” and “CDN$” refer to Canadian dollars and the term “U.S. dollars” and the symbol “US$” refer to United States dollars.

In this MD&A, the term “tonne” and the symbol “MT” refer to a metric tonne and the term “ton” or the symbol “ST” refer to a short ton, a measure of weight equal to 0.9072 metric tonne.  Use of these symbols is in accordance with industry practice.

The information in this report is as at March 2, 2011, which is the date of filing in conjunction with our press release announcing our results for the fourth quarter of 2010 and 12 months ended December 31, 2010.  Disclosure contained in this document is current to March 2, 2011, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of Canadian securities laws  and the U.S. Private Securities Litigation Reform Act of 1995 (“forward-looking statements”), including but not limited to, statements about our strategy, plans, future operating performance, contingent liabilities and outlook.

Forward-looking statements:

•	are statements that address or discuss activities, events or developments that we expect or anticipate may occur in the future

•
can be identified by the use of words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “predicts”, “estimates”, “forecasts”, and similar words or phrases or the negative of such words or phrases

•	reflect our current beliefs, intentions or expectations based on certain assumptions and estimates, including those identified below, which could prove to be significantly incorrect:

o	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance
o	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times
o	our ability to successfully obtain cost savings from our cost reduction initiatives
o	our ability to implement business strategies and pursue opportunities
o	expected cost of goods sold
o	expected component supply costs and constraints
o	expected foreign exchange and tax rates

•
while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results or events to differ from historical or anticipated results or events.  These risk factors and others are discussed in this MD&A. Certain of these risks are:

o	the impact of general economic conditions in the countries in which we do business
o	conditions in the capital markets and our ability to obtain financing and refinance existing debt
o	market conditions and demand for our products (including declines in advertising and circulation)
o	the implementation of trade restrictions in jurisdictions where our products are marketed
o	fluctuations in foreign exchange or interest rates
o	raw material prices (including wood fibre, chemicals and energy)
o	the effect of, or change in, environmental and other governmental regulations
o	uncertainty relating to labour relations
o	the availability of qualified personnel
o	legal proceedings
o	the effects of competition from domestic and foreign producers
o	the risk of natural disaster and other factors many of which are beyond our control

As a result, no assurance can be given that any of the events or results anticipated by such forward-looking statements will occur or, if they do occur, what benefit they will have on our operations or financial condition.  Readers are cautioned not to place undue reliance on these forward-looking statements.  We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Table of Contents

		Page
1	Company profile	5
2	Annual overview - 2010	7
3	Strategy	14
4	Consolidated results - annual	22
5	Segment results - annual	23
6	Consolidated and segmented results - quarterly	32
7	Financial condition	37
8	Liquidity and capital resources	38
9	Related party transactions	43
10	Contingent liabilities	44
11	Off-balance sheet arrangements	45
12	Summary of quarterly results	45
13	Non-GAAP measures	46
14	Critical accounting policies and estimates	50
15	Changes in accounting policies	54
16	Impact of accounting pronouncements affecting future periods	55
17	Risks and uncertainties	55
18	Governance and management systems	65
19	Sensitivity analysis	66
20	Outlook	67
21	Disclosure controls and internal control over financial reporting	69

1	COMPANY PROFILE

We are the largest producer of mechanical printing papers in western North America.  We also produce NBSK pulp which is marketed primarily in Asia.  Our business is comprised of three business segments:  specialty printing papers, newsprint, and pulp.  Specialty printing papers include coated mechanical, uncoated mechanical and directory paper.  We are the only producer of coated mechanical paper and soft-calendar (“SC”) paper in western North America.  We operate four paper mills, three of which are located in British Columbia (“B.C.”) in Crofton, Port Alberni and Powell River, and one in Snowflake, Arizona, which produces 100% recycled-content paper.  Our Crofton mill includes a two-line kraft pulp operation.

Our products are sold by our sales and marketing personnel in North America and through distributors and agents in other geographic markets.  These products are shipped by a combination of rail, truck, and barge for customers located in North America and by break-bulk and deep-sea container vessels for customers located overseas.

Specialty printing papers

Our largest business segment is specialty printing papers, which generated 57% of 2010 consolidated sales revenue; our papers are sold to a diversified customer base consisting of retailers, magazine and catalogue publishers, commercial printers and telephone directory publishers.  In 2010, 89% of specialty printing papers sales volume was sold to customers in North America.

Newsprint

Newsprint sales generated 25% of 2010 consolidated sales revenue.  The newsprint customer base consists primarily of newspaper publishers located in western and central North America, Asia and Latin America.  In 2010, 72% of newsprint sales volume was sold to customers in North America.

Pulp

Pulp sales generated 18% of 2010 consolidated sales revenue.  The pulp customer base is located primarily in Asia and includes producers of tissue, magazine papers, wood-free printing and writing papers, and certain specialty printing paper products.  In 2010, 99% of pulp sales volume was sold to customers in Asia.  The Crofton pulp mill is located on tidewater and has a deep-sea vessel loading facility, which enables direct-from-mill shipments to international buyers.

2011 PRODUCT APPLICATIONS
Segment	Specialty printing papers				Newsprint	Market pulp
Category	Uncoated mechanical		Coated mechanical	Directory	Newsprint	NBSK pulp
	Soft-calendered	Machine-finished
Brand names	Electracal Electraprime	Electrabrite Electrabrite Lite Electrastar Electra Max	Electracote Electracote Brite Pacificote	Catalyst	Marathon	Crofton Kraft
Basis weight (g/m 2)	45 – 52	45 – 74	47.3-74	29 – 40	43 – 48.8	n/a
Applications	retail inserts, magazines, catalogues, flyers, direct mail, directories	retail inserts, magazines, supplements, flyers, direct mail, books, corporate communication books/manuals	retail inserts, magazines, catalogues, direct mail	telephone books, catalogues	newspapers, retail inserts, flyers, supplements, directories	tissue, printing and writing papers, specialty paper products, containerboard
Total capacity (tonnes)	497,000 1		223,000	260,000 1	610,000 1,2	310,000 3
% of total capacity	26%		12%	14%	32%	16%

2011 CAPACITY BY MILL LOCATION AND PRODUCT LINE 1
		Specialty printing papers 1			Newsprint 1	Market pulp	Total
Mill location	Number of paper machines	Uncoated mechanical	Coated mechanical	Directory	Newsprint	NBSK pulp
Crofton, B.C. 2	3	-	-	145,000	291,000	310,000 3	746,000
Port Alberni, B.C.	2	-	223,000	115,000	-	-	338,000
Powell River, B.C.	3	449,000	-	-	30,000	-	479,000
Snowflake, Arizona	2	48,000	-	-	289,000	-	337,000
Total capacity (tonnes)	10	497,000	223,000	260,000	610,000	310,000	1,900,000
% of total capacity		26%	12%	14%	32%	16%	100%

1	Capacities expressed in the above tables can vary as we are able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.
2
We have indefinitely curtailed the No. 1 paper machine at Crofton, removing the equivalent of 140,000 tonnes of newsprint production on an annualized basis.  The capacity and number of machines noted in the above tables have not been adjusted to reflect this indefinite curtailment.

3	Total pulp capacity at Crofton is 370,000 tonnes, of which 310,000 tonnes are designated as market pulp with the remainder 60,000 tonnes being consumed internally.

Geographic sales distribution

Our products are sold on five continents. North America continues to be our principal market, comprising 68% of consolidated sales volume for 2010.

2	ANNUAL OVERVIEW - 2010

Business overview

The global economic recovery resulted in increased print advertising during the year, helping drive higher paper demand and lower inventories for most paper grades.  Increased demand and mill closures led to higher industry operating rates for 2010 and price increases throughout the year in most paper grades.  Despite this improvement, we had to indefinitely curtail our Crofton No. 1 paper machine and paper recycling facility in Coquitlam during Q1, and we announced the permanent closure of the idled Elk Falls mill and paper recycling facility on July 6, 2010 due to a combination of persistently weak newsprint markets and high costs. The closures resulted in impairment, severance and closure costs of $304.2 million.

Pulp prices increased in the first half of the year to record levels after a major earthquake in Chile in February resulted in curtailment of 8% of global pulp capacity.  In light of rapidly increasing pulp prices, we restarted the second line of pulp production at the Crofton pulp mill in Q2, which had been indefinitely idled since March 2009.  We continued to focus on our strategies to improve our cost structure, develop new products and conserve cash, as well as extend the majority of our debt due in 2011 to 2016.  Following a weak first half, results improved in the second half of the year, and our operating earnings, net earnings, and cash flow improved despite a near-par Canadian dollar.

Financial performance

We recorded a net loss attributable to the company of $396.9 million and a net loss attributable to the company before specific items of $87.0 million in 2010.  This compared to losses of $4.4 million and $58.8 million, respectively, in 2009.  Significant specific items in 2010 included impairment and other closure costs related to the Elk Falls and paper recycling operations, restructuring costs, a foreign exchange gain on the translation of U.S. dollar denominated debt, note exchange costs, and an unfavourable tax adjustment.  Significant specific items in the prior year included a foreign exchange gain on the translation of U.S. dollar denominated debt, restructuring costs, an impairment charge related to excess newsprint machine capacity, gain on cancellation of long-term debt, and an unfavourable tax adjustment.

Selected annual financial information

(In millions of dollars, except where otherwise stated)
	2010	20091	20081

Sales	$1,228.6	$1,223.5	$1,866.7
Operating earnings (loss)	(367.5)	(40.8)	(138.9)
Depreciation and amortization	119.3	146.6	165.8
EBITDA 2	46.3	123.2	177.9
– before specific items 2	71.6	141.1	208.0
Net earnings (loss) attributable to the company	(396.9)	(4.4)	(219.8)
– before specific items 2	(87.0)	(58.8)	(25.6)
Total assets	1,696.2	2,090.8	2,390.3
Total long-term liabilities	1,094.2	1,120.9	1,238.5

EBITDA margin 2	3.8%	10.1%	9.5%
– before specific items 2	5.8%	11.5%	11.1%
Net earnings (loss) per share attributable to thecompany’s common shareholders (in dollars) – basic and diluted	$(1.04)	$(0.01)	$(0.65)
– before specific items	(0.23)	(0.15)	(0.08)

(In thousands of tonnes)
Sales	1,634.9	1,494.9	2,189.5
Production	1,625.7	1,475.4	2,160.3

Common shares (millions)
At period-end	381.8	381.8	381.8
Weighted average	381.8	381.8	336.1

1
Refer to section 15, Changes in accounting policies, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to section 13, Non-GAAP measures.

Market Overview

* Uncoated mechanical is comprised of high-gloss and standard grades.

Market conditions for our products improved modestly in 2010.  Paper prices were weak in the first half of the year but improved in the second half due to high operating rates caused by mill closures, curtailments and low inventories.

North American 2010 demand improved for coated mechanical, high-gloss and standard paper grades compared to the weak performance in 2009 as a result of improved retail print advertising.  Newsprint and directory demand continued to fall due to declining circulation, ongoing conservation and continued migration to electronic media.  Nonetheless, low inventories and industry capacity shuts caused operating rates to improve compared to 2009 and prices trended upward.

Global shipments of NBSK pulp increased as demand increased in all markets to offset pulp supply constraints caused by the massive earthquake in Chile in February, which impacted 8% of global pulp supply. The rapid increase in pulp prices seen in late 2009 continued during the first half of 2010 as low inventories combined with supply constraints kept markets extremely tight.

Matching production to demand

2010 Production Curtailment (In thousands of tonnes)	Specialty printing papers 1	Newsprint 2	Pulp 3	Total
Q1	39	129	31	199
Q2	38	128	7	173
Q3	–	35	–	35
Q4	–	35	–	35
Total	77	327	38	442

1	Market-related curtailment relates to Elk Falls machines.
2	Market-related curtailment comprised 187,000 tonnes of newsprint on Elk Falls machines and 140,000 tonnes on Crofton No. 1 paper machine which was curtailed throughout the year.
3	Market-related curtailment relates to the second pulp production line at Crofton which was curtailed until late April 2010.

All three Elk Falls paper machines were curtailed and then permanently shut down in September 2010 while the Crofton No. 1 paper machine was indefinitely curtailed on January 21, 2010 as a result of reduced customer demand and high operating costs.  The second line of pulp at Crofton, which had been curtailed indefinitely since March 2009, was restarted in late April 2010, bringing the operation back to full capacity.

Permanent Closure of the Elk Falls Mill and the Coquitlam Paper Recycling Facility

In Q2 2010, we announced the permanent closure of our Elk Falls mill in Campbell River, B.C., and our Coquitlam paper recycling facility effective September 2010.  We recorded a total charge of $304.2 million comprised of $294.5 million for asset impairment and closure costs and $9.7 million for related severances. The Elk Falls mill was closed in light of persistent weak markets for commodity paper grades combined with uncompetitive manufacturing costs, including labour, municipal taxes, fibre, and other input costs.  The closure of our Elk Falls mill reduced our combined annual production capacity in 2011 to 1,900,000 tonnes of pulp and paper.  The closure is expected to deliver annualized fixed-cost savings of approximately $13 million in 2011 with the balance of the savings to be realized as we dispose of the assets at these facilities.

Restructuring

The number of active employees at December 31 was as follows:

1
The number of active employees includes both hourly and salaried employees who are actively employed, and excludes approximately 54 employees who were on layoff as at December 31, 2010 (2009 - 572; 2008 - 141).

During the first quarter of 2010, we incurred $14.1 million in severance costs for approximately 300 employees.  The majority of these employees were on layoff as at December 31, 2009 and were impacted by the extended curtailment of our Elk Falls paper operations and indefinite closure of the Crofton No. 1 paper machine and the paper recycling facility.

During the year, we implemented changes to salaried employee and retiree pension and benefit plans, including the cessation of benefits related to future service under the defined benefit pension plans and a reduction in the company-provided contribution rate under the defined contribution pension plans from 7% to 5%.  We also changed the design of our extended health and other benefits plan, which now includes core coverage paid by the company with optional enhanced coverage, deductibles and dispensing fees paid by employees.  A 50/50 cost-sharing arrangement was also introduced for the provincial medical services plan premiums.  Furthermore, annual vacation entitlements were limited to five weeks per employee and supplemental vacation benefits have been eliminated on a prospective basis.  These changes resulted in annualized savings of approximately $8 million.

Property tax dispute

We continue to pursue a fair and sustainable level of municipal property taxes for major industry in the B.C. communities in which we operate.

During 2010, our petitions for judicial review of 2009 property taxes in the four municipalities in which our B.C. paper mills are located (Campbell River, North Cowichan, Port Alberni and Powell River) were dismissed and we appealed those decisions to the B.C. Court of Appeal.  After our appeal of the North Cowichan decision was dismissed, we abandoned the appeals of the other three decisions and paid all outstanding 2009 property taxes, penalties and interest.  On October 28, 2010, the Supreme Court of Canada granted us leave to appeal the B.C. appeal court decision on the 2009 North Cowichan property taxes.  The appeal to the Supreme Court of Canada is expected to be heard in October 2011.

We have also pursued remedies outside of the courts, and on April 9, 2010, entered into an agreement in principle with the City of Powell River (“City”) to reduce the annual major industry property taxes we pay to $2.25 million per year for the next five years and to jointly seek arrangements that would enable a 20-year service agreement valued at $3.5 million over five years, under which we would treat the City’s liquid waste using the Powell River mill’s effluent system and burn the City’s bio-solids in the mill’s wood waste boiler.

In 2010 we paid the full $12.8 million of 2010 property taxes levied by three of the four B.C. municipalities where we have mills.  We also paid municipal taxes of $1.5 million and provincial taxes of $0.9 million of the total $6.4 million of 2010 property taxes levied by the District of North Cowichan, pending the outcome of the appeal to the Supreme Court of Canada regarding the 2009 taxes.  We filed a petition with the Supreme Court of B.C. on the 2010 property taxes levied by the District of North Cowichan.  The amount of unpaid property taxes, together with interest and 10% penalty for late payment, was $4.4 million as of March 2, 2011.  Our property tax expense and liability has been recorded based on the full amount of property taxes levied for 2010.

On June 14, 2010, we filed a petition with the B.C. Supreme Court on the Strathcona Regional District portion of the property taxes levied by the City of Campbell River for 2010 on the basis that an improper ratio was used in the calculation.  The Court had found in our favour on this point in our appeal of the 2009 property taxes in the previous year but our petition respecting the 2010 calculation was dismissed on January 14, 2011.

Canadian dollar

The chart below illustrates the movement of the US$/CDN$ average spot rate over the past three years:

US$/CDN$ Exchange
	2008				2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Average spot rate	0.996	0.990	0.961	0.825	0.803	0.857	0.911	0.947	0.961	0.973	0.962	0.987
Average effective rate	0.971	0.978	0.958	0.853	0.832	0.860	0.906	0.934	0.938	0.949	0.948	0.982
Period-end spot rate	0.973	0.982	0.944	0.817	0.794	0.860	0.933	0.956	0.985	0.943	0.971	1.005

The majority of our sales are denominated in U.S. dollars.  During 2010, the Canadian dollar strengthened steadily against the U.S. dollar ending the year above par.  The unfavourable movement in the average year-over-year spot rate was slightly offset by the favourable impact of our hedge positions, which helped lower our average effective exchange rate in 2010.  Overall the US$/CDN$ exchange rate movements had a negative impact of $88.8 million on revenue and $49.0 million on EBITDA. The increase in the year-end spot rate resulted in an after-tax foreign exchange gain of $24.2 million on the translation of U.S. dollar denominated debt in 2010, compared to an after-tax foreign exchange gain of $64.0 million in 2009.  We have a program in place to hedge a portion of our anticipated U.S. dollar sales, although, effective April 1, 2010, we no longer designate the positions as hedges for accounting purposes.  At December 31, 2010, the notional principal of the foreign currency options and forward contracts was $321.0 million.  Refer to our annual consolidated financial statements for the year ended December 31, 2010, note 26, Financial instruments, for additional details.

Financing, liquidity, and capital assets

We exchanged US$318.7 million of our 8.625% senior notes due June 2011 (“2011 Notes”) for new senior secured notes of US$280.4 million at 11.0%, due December 2016, on March 10, 2010 and incurred $10.5 million in costs associated with the exchange, $8.3 million of which was recorded in 2010.  We also purchased US$9.5 million of our 2011 Notes for US$8.9 million in September 2010.  As at December 31, 2010, US$26.0 million of the 2011 Notes remain outstanding.

We closed the private placement of US$110.0 million of Class B, 11% senior secured notes due December 15, 2016, at an offering price of 86% of the principal amount on May 19, 2010.  Net proceeds of $93.9 million, after issuance costs of $4.5 million, were for general corporate purposes.

At December 31, 2010, we had $189.4 million of liquidity available, comprised of $95.4 million in cash and $94.0 million of availability on our asset-based loan facility (“ABL Facility”).  Refer to section 8, Liquidity and capital resources, for a discussion of our credit facility and liquidity.

Subsequent to year end, on February 11, 2011, we redeemed the remaining 2011 Notes at a redemption price of 100% of the principal, plus accrued interest.

Board and executive changes

Kevin J. Clarke was appointed President and Chief Executive Officer, effective June 21, 2010.  Richard Garneau tendered in his resignation as President and Chief Executive Officer in January 2010 and left the company on May 31, 2010.  Denis Jean, who held this position on an interim basis until Kevin J. Clarke’s appointment, continues as a member of the Board of directors.  During the year, four new members were appointed to the Board of directors and three members retired or resigned.

3	STRATEGY

Our objective is to return to profitability and maximize cash flows by expanding and optimizing our brands, markets, and customer base, and by focusing on reducing manufacturing costs in a socially responsible manner.

Performance metrics

The following performance drivers are key to achieving our strategic goals and creating value for our investors.  Related performance indicators, 2010 key priorities and achievements are outlined below:

1)	Financial performance and flexibility
Our success depends on adequate liquidity and continued ability to finance growth. Generating cash is critical for operations.

Key performance indicators:

•	EBITDA and EBITDA before specific items
Refer to section 13, Non-GAAP measures

•	Free cash flow
Refer to section 13, Non-GAAP measures

2010 key objectives:
•	Strengthen cash flows and liquidity

2010 achievements:
•
Positive free cash flow of $18.1 million in the second half of the year compared to negative free cash flow of $58.5 million in the first half of the year.  Free cash flow for the year was negative $40.4 million

•	Total liquidity increased by $32.0 million in 2010 compared with 2009, largely due to net proceeds generated from the private placement of the Class B, 11% senior secured notes

•	Completed the exchange of US$318.7 million of our 2011 Notes, for new senior secured notes of US$280.4 million due December 2016 and purchased and cancelled US$9.5 million notes due June 2011

•	Held capital spending to $11.2 million, comprising $6.7 million for maintenance of business, compared to $11.5 million in 2009 and $41.9 million in 2008

2)	Cost-competitive manufacturing

  Low manufacturing costs are key to being competitive in a cyclical business particularly with respect to furnish, energy, and labour. We continually examine all areas of our business for cost-reduction opportunities.

Key performance indicator:

•	Average delivered cash costs per tonne and average delivered cash costs per tonne before specific items

Further details on 2010 results are provided in section 4, Consolidated results – annual, section 5, Segment results – annual, and section 6, Consolidated and segmented result - quarterly.

2010 key objectives:
•	Implement initiatives to reduce fixed costs and develop more flexible and efficient work practices

2010 achievements:
•	Modified our salaried employee pension and benefit plans, and vacation entitlements to achieve annualized savings of $8 million in 2010

•	Permanently closed Elk Falls mill and Coquitlam paper recycling facility to reduce $13 million in annualized fixed costs associated with maintaining these idled sites

•	Took legal action on the municipal property tax issue and signed a joint agreement with the City of Powell River. For details, refer to the discussion “Property tax dispute” earlier in this section

•	Reduced salary staffing levels by 35 positions

•	Held fixed cost spending to 2009 levels despite the restart of the second pulp line, which required significant labour and maintenance spending

•	Continued to meet with union leadership and employees at all sites to explore opportunities to reduce costs related to our collective agreements

3)	Product mix and positioning
Developing higher value grades and penetrating new and existing markets aid in diversifying our product mix to maximize returns and manage fluctuations in demand.

Key performance indicators:

•	Average sales revenue per tonne

Further details on 2010 results are provided in section 4, Consolidated results - annual, section 5, Segment results – annual, and section 6, Consolidated and segmented results – quarterly.

1
Refer to section 15, Changes in accounting policies, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

•	Total sales tonnes

Further details on 2010 results are provided in section 4, Consolidated results - annual, section 5, Segment results – annual, and section 6, Consolidated and segmented results – quarterly.

2010 key objectives:
•
Leverage mill performance and machine flexibility to move up the value curve with new products and market initiatives.  Aggressively target current and new customers to support our product improvement program

2010 achievements:
•	Launched Pacificote in Q3 2010 to over 20 new and existing customers, a high-value coated four grade for magazines and catalogues

•	Introduced Sage, a line of environmentally friendly papers in Q4 2010. Sage products highlight our inherent strengths; Sage is manufactured carbon neutral and made with certified fibre

•	Introduced Electrabrite Book in Q3 2010, a caliper-controlled paper for book publishers, and doubled our position in the educational book and mass market segments

•	Launched Electrabrite 100% FSC in Q1 2010, a recycled hi-bright grade produced at our Snowflake mill

•	Introduced E-Star Max in Q2 2010, an 84-bright uncoated mechanical grade for commercial printing

4)	Production and capacity utilization

 Maximize production rates and limit production downtime to improve per-unit cash costs and machine productivity through an asset reliability program, operator technical training, and reduced machine dry-end losses.

Key performance indicator:

•	Production volume

The main factors in production volume are days curtailed, machine efficiency and speed, and basis weight of our products.  Details of 2010 results are provided in section 4, Consolidated results - annual, section 5, Segment results – annual, and section 6, Consolidated and segmented results - quarterly.

Production and production curtailment volumes in the three business segments in the years ended December 31 were as follows:

2010 key objectives:
•	Match production to customer orders and maintain inventories at appropriate levels

2010 achievements:
•
Reduced paper finished goods inventory levels to 43,900 tonnes at December 31, 2010 compared to an average quarter-end paper inventory level of 54,100 tonnes in 2009 and 51,900 tonnes at the end of Q3 2010

•	Returned our pulp production to full capacity given improved market conditions

•	Achieved an annual production record for 2010 at our Powell River mill while other daily and monthly efficiency and production records were set during the year at other mills

•
Permanently closed the Elk Falls mill and indefinitely curtailed the Crofton No. 1 paper machine in response to weak newsprint demand and high costs.  The closure is expected to generate annualized savings of $13 million.

5)	Corporate social responsibility

  Corporate social responsibility is a core value.  Sustainability is based on achieving an appropriate balance between commerce, society and conservation.  In the context of persistent competitive and industry challenges, we are focused on strengthening relationships with employees and operating communities, improving workplace safety, and expanding supply-chain collaboration to further minimize environmental impacts.

Key performance indicator:

•	Safety

Our first operating priority is the safety of our employees.  Key metrics include the medical incident rate (“MIR”), which is the number of incidents requiring medical attention per 200,000 hours worked, and the lost-time injury frequency (“LTI”), which is the number of lost-time injuries per 200,000 hours worked.

2010 key objective:
•	Improve the safety performance at all mills, with a target lost-time injury rate of 1.0 and medical incident rate of 3.0

2010 achievements:
•
We did not achieve our 2010 targets.  LTI was 2.20 and MIR was 4.58.  Our best performing mills were stagnant at 2009 levels and others fell behind.  Leadership changes at two of our mills in early 2011 combined with a broad-based, high-involvement, re-invigorated safety focus across all of the operations is expected to return us to an improving trend in 2011

Key performance indicator:

•	Greenhouse gas emissions

Greenhouse gas ("GHG") emission reductions are key to both stakeholders and regulators

2010 key objective:
•	Continue to minimize and reduce GHG emissions

2010 achievements:
•
GHG emissions at our Snowflake mill were up 29% in 2010 from 2009 as a result of increased production.  The intensity in 2010 at the Snowflake mill increased 3% over 2009 and the increase over 2008 reflects the closure of the corrugated paperboard machine

•
GHG emissions at the Canadian mills were down 4% from 2009 and 48% from 2008 primarily as a result of the curtailment and permanent closure of the Elk Falls pulp mill in 2008 and Elk Falls paper mill and Coquitlam paper recycling operation in 2009.

•	Developed electricity-focused sustainable energy management plans for all Canadian mills, with co-funding from B.C. Hydro

•	Launched our Sage line of environmentally preferred products

See section 20, Outlook, for details of our key priorities for 2011.

4	CONSOLIDATED RESULTS - ANNUAL

Consolidated results of operations

Year ended December 31, 2010 compared to year ended December 31, 2009

Sales
Sales increased marginally in 2010 as the favourable impact of higher pulp prices and shipments was offset by lower paper prices and the unfavourable impact of the stronger Canadian dollar.

The following table highlights the factors that affected our sales by segment:

(In millions of dollars)
	Year ended December 31,			Increase (decrease) from 2009 as a result of
Sales	2010	2009	Total change	Volume	Price 1	Foreign exchange
Specialty printing papers	$700.1	$832.3	$(132.2)	$(26.8)	$(59.4)	$(46.0)
Newsprint	303.5	320.6	(17.1)	2.1	7.7	(26.9)
Total paper	1,003.6	1,152.9	(149.3)	(24.7)	(51.7)	(72.9)
Pulp	225.0	70.6	154.4	103.7	66.6	(15.9)
Total	$1,228.6	$1,223.5	$5.1	$79.0	$14.9	$(88.8)

1	Price is inclusive of sales mix.

EBITDA and EBITDA before specific items

The following table provides variances between periods for EBITDA and EBITDA before specific items:

(In millions of dollars)	EBITDA 1	EBITDA before specific items 1
2009	$123.2	$141.1
Paper prices	(51.7)	(51.7)
Pulp prices	66.6	66.6
Impact of Canadian dollar on sales, inclusive of hedging 2	(88.8)	(88.8)
Volume and mix	15.1	15.1
Furnish mix and costs	(15.3)	(15.3)
Selling, general and administrative costs	1.5	1.5
Restructuring costs	(7.4)	-
Other, net	3.1	3.1
2010	$46.3	$71.6

1	Refer to section 13, Non-GAAP measures for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is negative $49 million.

Operating earnings (loss)
Operating loss increased by $326.7 million due mainly to the asset impairment and closure costs charge of $294.5 million in the current year compared to $17.4 million in the prior year and lower EBITDA of $76.9 million in 2010.  This was partially offset by lower depreciation and amortization expense of $27.3 million primarily related to the closure of Elk Falls mill and Coquitlam paper recycling operations.

Net earnings (loss) attributable to the company
Net loss attributable to the company deteriorated by $392.5 million.  This was primarily due to lower after-tax operating earnings driven by impairment.  Other negative factors included lower after-tax gain on translation of U.S. dollar denominated debt of $39.8 million, higher after-tax interest expense of $5.5 million, and a $0.5 million after-tax gain on cancellation of long-term debt compared to an after-tax gain of $26.1 million in 2009.

The following table reconciles 2010 net earnings (loss) attributable to the company to 2009:

(In millions of dollars)	Pre-tax	After-tax
2009 net earnings (loss) attributable to the company	$(32.0)	$(4.4)
Lower EBITDA before specific items	(69.5)	(45.1)
Higher restructuring costs	(7.4)	(8.8)
Lower depreciation and amortization expense	27.3	13.1
Higher impairment charge in 2010	(277.1)	(278.3)
Change in foreign exchange gain (loss) on long-term debt	(47.7)	(39.8)
Gain on cancellation of long-term debt in 2010	(30.1)	(25.6)
Lower other expense, net	25.9	18.0
Higher interest expense	(2.7)	(5.5)
Lower income tax recovery	-	(20.6)
Change in net earnings (loss) attributable to non-controlling interest	0.1	0.1
2010 net earnings (loss) attributable to the company	$(413.2)	$(396.9)

5	SEGMENTED RESULTS - ANNUAL

Specialty printing papers

(In millions of dollars, except where otherwise stated)
	2010	20091	20081
Sales	$700.1	$832.3	$1,011.9
Operating earnings (loss)	(147.5)	41.1	39.5
Depreciation and amortization	79.6	93.8	100.6
EBITDA 2	36.5	134.9	152.0
– before specific items 2	44.7	146.6	162.6
EBITDA margin 2	5.2%	16.2%	15.0%
– before specific items 2	6.4%	17.6%	16.1%

(In thousands of tonnes)
Sales	867.0	896.5	1,080.8
Production	873.3	890.6	1,060.1

1
Refer to section 15, Changes in accounting policies, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to section 13, Non-GAAP measures.

Segment Overview

Year-over-year, North American demand for coated mechanical grades increased 1.8% in 2010 due in part to flat magazine ad page counts and a 4.8% increase in the number of catalogues mailed.  Improved demand and operating rates, and lower inventories resulted in better prices starting in Q2 and this continued for the remainder of the year; however, the average lightweight coated benchmark price dropped 2.2% to US$790 per ton in 2010 from US$808 per ton in 2009.

North American uncoated mechanical demand (high-gloss and standard grades) increased 2.6% in 2010 as circulation and page counts for retail inserts rebounded with the improved economy.  Higher print advertising spending led to an increase of 1.8% and 3.5% in demand for high-gloss grades and standard grades, respectively, in 2010 from 2009 levels.  Prices bottomed in Q1 and improved for the remainder of the year; however, the average 2010 soft-calendered A grade (“SC-A”) benchmark price was 4.1% lower than the previous year.

After reaching a low in Q1, prices for coated mechanical and uncoated soft-calendered grades recovered and price increases of US$30, US$60, and US$60 per short ton effective April 1, June 1, and September 15, 2010, respectively, were announced.  Coated mechanical price increases were largely implemented during the year with the exception of some contract business, while uncoated soft-calendered grade price increases were partially implemented during the year in large part due to a higher percentage of contract business, which was protected from a portion of these price increases.  A price increase of US$50 per short ton was announced for Electrastar and Electrastar Max superbrite grades effective May 15, 2010 and US$40 per short ton was announced for Electrabrite effective June 1, 2010.  These increases were fully implemented.

North American directory demand decreased 8.1% in 2010 from the prior year, primarily as a result of lower advertising by small and medium businesses, ongoing pressure to reduce or eliminate white pages, smaller books, lower circulation, and the continued migration from printed directory books to the Internet.  Annual contract prices for 2010 were significantly lower compared to 2009; however, improved operating rates, lower inventory levels, and higher newsprint prices led us to announce a price increase of US$70 per short ton for all directory grades not under contract in July 2010.  The spot increase was largely implemented in the third quarter. The average directory benchmark price for 2010 was 11.6% lower than for 2009.

Operational performance

The following chart summarizes the operating performance of our specialty printing papers segment:

*
Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.  Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

The 2010 specialty printing papers product-grade distribution, based on sales volume, is depicted in the chart below:

The 2010 specialty printing papers geographic sales distribution, based on sales volume, is depicted in the chart below.

•	Sales volume decreased by 29,500 tonnes due to lower directory sales volumes, partly offset by higher uncoated and coated sales volumes.
•	Average sales revenue decreased $121 per tonne, reflecting lower average transaction prices and the negative impact of the stronger Canadian dollar.
•
Average delivered cash costs decreased $11 per tonne mostly due to lower labour and salaries, property taxes, and general and administrative expenses.  These were partly offset by higher furnish costs.  Before the impact of specific items, average delivered cash costs were $756 per tonne in 2010, an improvement of $7 per tonne from the previous year.  Refer to section 13, Non-GAAP measures, for details on average delivered cash costs before specific items.

Newsprint

(In millions of dollars, except where otherwise stated)
	2010	20091	20081
Sales	$303.5	$320.6	$465.8
Operating earnings (loss)	(243.7)	(70.3)	6.0
Depreciation and amortization	25.4	44.5	37.3
EBITDA 2	(28.2)	(8.4)	45.7
– before specific items 2	(12.1)	(5.4)	49.8
EBITDA margin 2	(9.3%)	(2.6%)	9.8%
– before specific items 2	(4.0%)	(1.7%)	10.7%

(In thousands of tonnes)
Sales	491.3	488.2	601.8
Production	479.0	497.3	596.8

1
Refer to section 15, Changes in accounting policies, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to section 13, Non-GAAP Measures.

Segment Overview

North American newsprint demand declined 6.0% in 2010, although the decrease was not as pronounced as 2009, due to weak advertising, declining circulation, and ongoing newsprint conservation measures by publishers.  U.S. consumption was down 8.7% while Canadian demand was up 1.2%.  2010 export shipments from North American producers increased significantly, up 44% compared to 2009.  These increased exports propelled North American producer shipments higher by 5.9% versus 2009.  Higher producer shipments coupled with industry curtailments and closures led to higher operating rates and an upward trend in pricing.  We announced a number of price increases throughout the year, including US$25, US$25, and US$40 per tonne for the months of May, June, and September 2010, respectively, which were largely implemented.  The average West Coast newsprint benchmark for 2010 increased to US$579 per tonne, up 6.1% compared to 2009.

Our Crofton No. 1 paper machine, which was curtailed in January 2010, remained indefinitely curtailed throughout the remainder of the year, resulting in 140,000 tonnes of curtailment on an annualized basis or 23% of our 2011 newsprint capacity.

Operational performance

The following chart summarizes the operating performance of our newsprint segment:

*
Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.  Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

The 2010 newsprint geographic sales distribution, based on sales volume, is depicted in the chart below:

•
Sales volume increased marginally as higher sales from Snowflake offset lower sales volume from our B.C. operations due to the higher curtailment related to the Crofton No. 1 paper machine and the Elk Falls No. 5 paper machine in 2010 compared to 2009.

•	Average sales revenue decreased $39 per tonne as higher transaction prices were more than offset by the negative impact of the stronger Canadian dollar.
•
Average delivered cash costs were at the same level for 2010 and 2009 as higher restructuring costs offset lower labour and salaries in 2010.  Before the impact of specific items, average delivered cash costs decreased $25 per tonne, largely due to lower labour and salaries.  Refer to section 13, Non-GAAP measures, for details on average delivered cash costs before specific items.

Pulp

(In millions of dollars, except where otherwise stated)
	2010	20091	20081
Sales	$225.0	$70.6	$389.0
Operating earnings (loss)	23.7	(11.6)	(184.4)
Depreciation and amortization	14.3	8.3	27.9
EBITDA 2	38.0	(3.3)	(19.8)
– before specific items 2	39.0	(0.1)	(4.4)
EBITDA margin 2	16.9%	(4.7%)	(5.1%)
– before specific items 2	17.3%	(0.1%)	(1.1%)

(In thousands of tonnes)
Sales	276.6	110.2	506.9
Production	273.4	87.5	503.4

1
Refer to section 15, Changes in accounting policies, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to section 13, Non-GAAP measures.

Segment Overview

Global shipments of NBSK pulp grew 11.1% in 2010 compared to 2009 as demand increased from all markets to offset pulp constraints caused by the massive earthquake in Chile in February, which impacted 8% of global pulp supply.  Strong demand, low inventories and constrained supply led us to restart the second line at the Crofton pulp mill in late April 2010.  The rapid increase in pulp prices seen in late 2009 continued in the first half of 2010 and we announced price increases of US$20, US$30, US$30, US$90, and US$20 per tonne in January, February, March, April and June, respectively.  Prices in China peaked in June at US$890 per tonne, at which point demand from China retrenched, causing prices to fall.  The average China NBSK benchmark price for 2010 was US$821 per tonne, up 42% from US$579 per tonne in 2009.

Operational performance

The following chart summarizes the operating performance of our pulp segment:

*
Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.  Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

The primary market for our market pulp is Asia. The 2010 pulp geographic sales distribution, based on sales volume, is depicted in the chart below:

•	Sales volume increased by 166,400 tonnes due to lower levels of curtailment in 2010 compared to 2009.
•	Average sales revenue increased by $172 per tonne due to higher average transaction prices and lower sales allowances, offset in part by the negative impact of the stronger Canadian dollar.
•
Average delivered cash costs period-over-period increased $8 per tonne but are not comparable as there was no production in Q2 and Q3 2009.  The 2009 average delivered cash costs were also favourably impacted by the adjustments to the write-downs of raw materials inventory in 2009.  Before specific items, average delivered cash costs were $672 per tonne, an increase of $33 per tonne from the previous year.  Refer to section 13, Non-GAAP measures, for details on average delivered cash costs before specific items.

•	Significantly increased our customer reach, remaining primarily focused on Asia, but with a far more diversified customer base.

6	CONSOLIDATED AND SEGMENTED RESULTS - QUARTERLY

Selected quarterly financial information

(In millions of dollars, except where otherwise stated)
	2010					2009 1
	TOTAL	Q4	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$1,228.6	$333.6	$322.3	$299.4	$273.3	$1,223.5	$295.0	$266.9	$300.7	$360.9

Operating earnings (loss)	(367.5)	0.2	5.1	(323.9)	(48.9)	(40.8)	(41.1)	(10.0)	(21.5)	31.8

Depreciation and amortization	119.3	27.2	28.2	31.2	32.7	146.6	37.8	35.9	35.8	37.1

EBITDA 2	46.3	28.7	34.2	(0.4)	(16.2)	123.2	14.1	25.9	14.3	68.9
– before specific items 2	71.6	28.7	34.5	10.5	(2.1)	141.1	15.5	25.9	26.6	73.1

Net earnings (loss) attributable to the company	(396.9)	9.6	6.0	(368.4)	(44.1)	(4.4)	(35.8)	13.2	(1.9)	20.1
– before specific items 2	(87.0)	4.1	(9.6)	(43.9)	(37.6)	(58.8)	(21.8)	(19.8)	(25.6)	8.4

EBITDA margin 2	3.8%	8.6%	10.6%	(0.1%)	(5.9%)	10.1%	4.8%	9.7%	4.8%	19.1%
– before specific items 2	5.8%	8.6%	10.7%	3.5%	(0.8%)	11.5%	5.3%	9.7%	8.8%	20.3%

Net earnings (loss) per share attributable to the company’s common shareholders (in dollars) – basic and diluted	$(1.04)	$0.02	$0.02	$(0.96)	$(0.12)	$(0.01)	$(0.09)	$0.03	$(0.01)	$0.06
– before specific items 2	(0.23)	0.01	(0.03)	(0.11)	(0.10)	(0.15)	(0.06)	(0.05)	(0.06)	0.02
(In thousands of tonnes)

Sales (000 tonnes)
Specialty printing papers	867.0	231.3	220.6	208.9	206.2	896.5	239.0	232.9	215.6	209.0
Newsprint	491.3	122.8	122.3	123.1	123.1	488.2	118.3	113.5	131.0	125.4
Total paper	1,358.3	354.1	342.9	332.0	329.3	1,384.7	357.3	346.4	346.6	334.4
Pulp	276.6	80.0	69.2	72.5	54.9	110.2	38.4	–	12.3	59.5
Total sales	1,634.9	434.1	412.1	404.5	384.2	1,494.9	395.7	346.4	358.9	393.9

Production (000 tonnes)
Specialty printing papers	873.3	225.4	226.6	209.1	212.2	890.6	227.5	237.8	204.8	220.5
Newsprint	479.0	120.7	120.1	124.5	113.7	497.3	128.0	110.7	126.1	132.5
Total paper	1,352.3	346.1	346.7	333.6	325.9	1,387.9	355.5	348.5	330.9	353.0
Pulp	273.4	83.7	71.0	69.4	49.3	87.5	48.9	–	–	38.6
Total production	1,625.7	429.8	417.7	403.0	375.2	1,475.4	404.4	348.5	330.9	391.6

Common shares (millions)
At period-end	381.8	381.8	381.8	381.8	381.8	381.8	381.8	381.8	381.8	381.8
Weighted average	381.8	381.8	381.8	381.8	381.8	381.8	381.8	381.8	381.8	381.8

1
Refer to section 15, Changes in accounting policies, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to section 13, Non-GAAP measures.

Summary of selected segmented quarterly financial information

(In millions of dollars, except where otherwise stated)
	2010					2009 1
Specialty printing papers	TOTAL	Q4	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$700.1	$189.1	$181.8	$165.1	$164.1	$832.3	$202.7	$205.3	$206.7	$217.6
Operating earnings (loss)	(147.5)	(5.3)	(1.8)	(120.1)	(20.3)	41.1	(1.4)	11.9	2.8	27.8
Depreciation and amortization	79.6	18.5	20.8	19.0	21.3	93.8	23.4	24.4	22.8	23.2
EBITDA2	36.5	13.8	19.5	2.2	1.0	134.9	22.0	36.3	25.6	51.0
– before specific items2	44.7	13.8	19.6	5.5	5.8	146.6	22.4	35.8	35.4	53.0
EBITDA margin2	5.2%	7.3%	10.7%	1.3%	0.6%	16.2%	10.9%	17.7%	12.4%	23.4%
– before specific items2	6.4%	7.3%	10.8%	3.3%	3.5%	17.6%	11.1%	17.4%	17.1%	24.4%
Sales (000 tonnes)	867.0	231.3	220.6	208.9	206.2	896.5	239.0	232.9	215.6	209.0
Production (000 tonnes)	873.3	225.4	226.6	209.1	212.2	890.6	227.5	237.8	204.8	220.5
Curtailment (000 tonnes)3	76.7	–	–	38.0	38.7	185.4	40.9	53.5	54.3	36.7

Newsprint

Sales	$303.5	$81.2	$79.7	$73.1	$69.5	$320.6	$66.5	$61.6	$86.8	$105.7
Operating earnings (loss)	(243.7)	(4.5)	(1.1)	(211.8)	(26.3)	(70.3)	(38.2)	(18.3)	(22.4)	8.6
Depreciation and amortization	25.4	5.0	3.7	8.6	8.1	44.5	11.2	10.0	11.9	11.4
EBITDA2	(28.2)	1.2	3.0	(14.2)	(18.2)	(8.4)	(9.6)	(8.3)	(10.5)	20.0
– before specific items2	(12.1)	1.2	3.1	(6.7)	(9.7)	(5.4)	(9.4)	(8.1)	(8.6)	20.7
EBITDA margin2	(9.3%)	1.5%	3.8%	(19.4%)	(26.2%)	(2.6%)	(14.4%)	(13.5%)	(12.1%)	18.9%
– before specific items2	(4.0%)	1.5%	3.9%	(9.2%)	(14.0%)	(1.7%)	(14.1%)	(13.1%)	(9.9%)	19.6%
Sales (000 tonnes)	491.3	122.8	122.3	123.1	123.1	488.2	118.3	113.5	131.0	125.4
Production (000 tonnes)	479.0	120.7	120.1	124.5	113.7	497.3	128.0	110.7	126.1	132.5
Curtailment (000 tonnes)3	327.5	35.3	35.3	128.0	128.9	455.4	112.7	114.2	119.1	109.4

Pulp

Sales	$225.0	$63.3	$60.8	$61.2	$39.7	$70.6	$25.8	$–	$7.2	$37.6
Operating earnings (loss)	23.7	10.0	8.0	8.0	(2.3)	(11.6)	(1.5)	(3.6)	(1.9)	(4.6)
Depreciation and amortization	14.3	3.7	3.7	3.6	3.3	8.3	3.2	1.5	1.1	2.5
EBITDA2	38.0	13.7	11.7	11.6	1.0	(3.3)	1.7	(2.1)	(0.8)	(2.1)
– before specific items2	39.0	13.7	11.8	11.7	1.8	(0.1)	2.5	(1.8)	(0.2)	(0.6)
EBITDA margin2	16.9%	21.6%	19.2%	19.0%	2.5%	(4.7%)	6.6%	–	(11.1%)	(5.6%)
– before specific items2	17.3%	21.6%	19.4%	19.1%	4.5%	(0.1%)	9.7%	–	(2.8%)	(1.6%)
Sales (000 tonnes)	276.6	80.0	69.2	72.5	54.9	110.2	38.4	–	12.3	59.5
Production (000 tonnes)	273.4	83.7	71.0	69.4	49.3	87.5	48.9	–	–	38.6
Curtailment (000 tonnes)3	37.9	–	–	7.2	30.7	239.5	33.7	85.8	85.8	34.2

1
Refer to section 15, Changes in accounting policies, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to section 13, Non-GAAP measures.
3	Curtailment consists of downtime related to market demand.

Fourth quarter overview

Market conditions for paper grades continued to remain steady reflecting the improved global economy.  Demand for the quarter was down year-over-year for most paper grades but seasonal strength, low inventories, and high operating rates continued to support upward price movements. Coated and uncoated benchmark prices increased during the fourth quarter while directory benchmark prices remained flat quarter-over-quarter as annual contracts remained in place. Benchmark prices for newsprint increased during Q4 as a result of low inventories and high operating rates. Market conditions for pulp moderated in Q4, declining by US$10 per tonne to US$830 per tonne, but still remained strong, buoyed by steady demand, especially from China, and low producer and end-user inventory levels.

During the quarter, we partially implemented the coated and uncoated soft-calendered price increase of US$60 per ton effective September 14, 2010 with the exception of some contract business.  In addition, the newsprint price increase of US$40 per tonne announced for September 1, 2010 was further implemented in the fourth quarter.

The impact of improving paper prices and production volumes was more than offset by lower pulp prices and the strengthening Canadian dollar, which ended the year above par.  The stronger Canadian dollar resulted in a foreign exchange gain on the translation of long-term debt and as a result, our net earnings increased in Q4 from the preceding quarter.

We recorded net earnings attributable to the company of $9.6 million and net earnings attributable to the company before specific items of $4.1 million in Q4.  This compared to a net earnings attributable to the company of $6.0 million and a net loss attributable to the company of $9.6 million, respectively, in Q3.  Specific items in Q4 included an adjustment to our impairment charge and a foreign exchange gain on the translation of U.S. dollar denominated debt.  A significant specific item in the prior quarter included a foreign exchange gain on the translation of U.S. dollar denominated debt.

EBITDA and EBITDA before specific items were both $28.7 million in Q4 compared to $34.2 million and $34.5 million, respectively, in Q3.  Refer to section 13, Non-GAAP measures, for additional information on specific items in the reported financial results.

Crofton No. 1 paper machine remained curtailed throughout Q4 and represented 23% of our 2011 newsprint capacity and 9% of paper capacity, in line with Q3.  The production curtailment was lower than the first two quarters of the year due to the permanent closure of the Elk Falls mill at the end of Q3 and the restart of the second line at the Crofton pulp mill in late April.

Consolidated Results of Operations

Sales

Q4 2010 vs. Q3 2010

Sales increased by 3.5% primarily due to higher prices for coated mechanical, uncoated, newsprint, and pulp, and increased shipments across most grades. These positive factors were partially offset by the negative impact of a stronger Canadian dollar in the current quarter.

Q4 2010 vs. Q4 2009

Sales increased by 13.1% due to higher pulp sales volumes and higher transaction prices for our pulp and paper products, with the exception of directory paper.   These positive factors were partially offset by the negative impact of a stronger Canadian dollar in the current quarter.

EBITDA and EBITDA before Specific Items

The following table provides variances between periods for EBITDA and EBITDA before specific items:

(In millions of dollars)	Q3 2010	Q4 2009

EBITDA in comparative period 1	$34.2	$14.1
Specific items: restructuring costs	0.3	1.4
EBITDA before specific items in comparative period 1	34.5	15.5
Paper prices	7.8	16.4
Pulp prices	(4.5)	12.5
Impact of Canadian dollar on sales, inclusive of hedging 2	(10.5)	(14.4)
Volume and mix	5.7	8.2
Furnish mix and costs	0.4	(8.1)
Lower of cost or market impact on inventory, net of inventory change	(2.5)	3.0
Selling, general and administrative	(1.1)	(0.4)
Other, net	(1.1)	(4.0)
EBITDA before specific items in the current period 1	28.7	28.7
Specific items: restructuring costs	–	–
EBITDA in the current period 1	$28.7	$28.7

1	Refer to section 13, Non-GAAP measures.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement is negative $7 million from Q3 2010 to Q4 2010 and negative $9 million from Q4 2009 to Q4 2010.

Operating Earnings (Loss)

Q4 2010 vs. Q3 2010

Operating earnings decreased by $4.9 million due to lower EBITDA of $5.5 million, asset impairment and closure costs of $1.3 million in Q4 compared to $0.9 million in Q3, and lower depreciation and amortization of $1.0 million in Q4.

Q4 2010 vs. Q4 2009

Operating earnings improved by $41.3 million due to higher EBITDA of $14.6 million, lower depreciation and amortization expense of $10.6 million, and a lower asset impairment charge of $1.3 million in the current quarter compared to $17.4 million in the same quarter last year.

Net Earnings (Loss) Attributable to the Company

Q4 2010 vs. Q3 2010

Net earnings attributable to the company improved $3.6 million primarily due to an after-tax foreign exchange gain on the translation of long-term debt of $17.5 million compared to an after-tax gain of $16.3 million in Q3 and lower after-tax interest expense in the current quarter.

Q4 2010 vs. Q4 2009

Net earnings attributable to the company increased $45.4 million due to increased after-tax operating earnings of $32.6 million, higher after-tax foreign exchange gain on the translation of long-term debt of $8.0 million, and a lower after-tax impairment charge of $14.9 million.  This was partially offset by a higher after-tax interest expense of $2.0 million and an unfavourable tax adjustment of $5.9 million.

Operational performance – Specialty Printing Papers

Q4 2010 vs. Q3 2010

•	Sales volume increased by 10,700 tonnes due to higher uncoated mechanical sales, partially offset by lower directory sales.

•	Average sales revenue decreased $7 per tonne, reflecting the negative impact of the stronger Canadian dollar.

•
Average delivered cash costs increased $22 per tonne largely due to higher maintenance and supplies, labour and salaries, and general and administrative expenses.  This was partially offset by lower furnish costs.

Q4 2010 vs. Q4 2009

•	Sales volume decreased by 7,700 tonnes due to lower directory sales resulting from lower demand, partly offset by higher uncoated mechanical sales.

•	Average sales revenue decreased $31 per tonne, reflecting lower average transaction prices for directory and the negative impact of the stronger Canadian dollar.

•	Average delivered cash costs were relatively the same between the two quarters.

Operational performance – Newsprint

Q4 2010 vs. Q3 2010

•	Sales volume increased by 500 tonnes in the current quarter.
•	Average sales revenue increased $10 per tonne due to higher average transaction prices, offset in part by the negative impact of the stronger Canadian dollar.
•	Average delivered cash costs increased $25 per tonne due to higher maintenance and supplies and labour and salaries, partly offset by lower furnish costs and property taxes.

Q4 2010 vs. Q4 2009

•	Sales volume increased by 4,500 tonnes due to higher swing production of newsprint versus directory.
•	Average sales revenue increased $99 per tonne due to higher average transaction prices, offset in part by the negative impact of the stronger Canadian dollar.
•	Average delivered cash costs increased $9 per tonne primarily due to higher furnish and maintenance and supplies costs. This was partially offset by lower property taxes.

Operational performance – Pulp

Q4 2010 vs. Q3 2010

•	Sales volume increased by 10,800 tonnes in Q4.

•	Average sales revenue decreased by $87 per tonne in the current quarter due to lower average transaction prices and the negative impact of the stronger Canadian dollar.

•	Average delivered cash costs decreased $88 per tonne due to lower labour and salaries as well as maintenance.

Q4 2010 vs. Q4 2009

•	Sales volume increased by 41,600 tonnes in Q4 as pulp production was fully operational throughout the current quarter, while being partially curtailed during the same quarter last year.

•	Average sales revenue per tonne increased $118 per tonne in the current quarter.

•	Average delivered cash costs decreased by $8 per tonne.

7	FINANCIAL CONDITION

The following table highlights the significant changes between the consolidated balance sheets as at December 31, 2010, and December 31, 2009:

(In millions of dollars)	2010	2009	Variance	Comments
Working capital	$212.0	$214.8	$(2.8)
Improvements reflect $12.3 million higher cash and cash equivalents, $14.0 million higher trade account receivables due to higher shipments and improved prices partly offset by improved average collection days from 38 to 32 days, $9.5 million increase in future income tax assets, and $10.7 million lower property tax liability due to lower unpaid disputed property taxes.  These positive factors were offset by $23.2 million lower operating supplies with the closure of Elk Falls mill, $12.7 million lower raw materials inventory and $5.0 million reclass of employee future benefits from long-term to short-term.

Property, plant and equipment	1,285.6	1,664.7	(379.1)
Decrease mainly due to impairment and other closure costs of $294.5 million related to Elk Falls and paper recycling operations, depreciation and amortization in excess of capital expenditures in 2010 of $108.1 million, offset by foreign currency translation of $8.2 million related to the Snowflake mill.

Other assets	27.0	38.0	(11.0)	Decrease mainly reflects a decrease in future income tax asset.
Total debt	810.9	775.6	35.3	Refer to variance analysis in the table in “Debt” in section 8, Liquidity and capital resources.
Employee future benefits	269.1	294.6	(25.5)
Decrease primarily reflects reduced benefit obligations of $21.3 million as a result of plan changes, $9.7 million as a result of permanent closure of Elk Falls mill and $5.0 million to short-term.  This was partially offset by impact of change in discount rate from 6% to 5%.

Other long-term obligations	20.2	13.4	6.8	Reflects lease obligation related to the impairment of our paper recycling facility, partly offset by payments made for restructuring liabilities during 2010.
Future income taxes and deferred credits	21.0	38.3	(17.3)
Change consists of the following significant items: (i) $5.9 million reduction in deferred credits; (ii) $16 million future tax recovery on current year losses generated in Canada excluding the impairment charges.

Additional paid-in capital	16.6	16.4	0.2	Increase relates to the recording of stock-based compensation.

8	LIQUIDITY AND CAPITAL RESOURCES

Selected annual financial information

(In millions of dollars, except where otherwise stated)
	2010	20091	20081

Cash flows provided (used) by operations before changes in non-cash working capital	$(31.6)	$38.1	71.5
Changes in non-cash working capital	(12.5)	65.5	6.6

Cash flows provided (used) by
Operations	(44.1)	103.6	78.1
Investing activities	(4.5)	(2.9)	(205.3)
Financing activities	60.9	(22.6)	132.2
Capital spending	11.2	11.5	41.9
Depreciation and amortization	119.3	146.6	165.8
Impairment and other closure costs	294.5	17.4	151.0
Capital spending as % of depreciation and amortization	9%	8%	25%
Net debt to net capitalization at period-end2	63%	46%	54%

1
Refer to section 15, Changes in accounting policies, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholder’s equity attributable to the company and total debt less cash).

Selected quarterly financial information

(In millions of dollars, except where otherwise stated)
	2010					2009 1
	TOTAL	Q4	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Cash flows provided (used) by operations before changes in non-cash working capital	$(31.6)	$12.1	$11.3	$(20.5)	$(34.5)	$38.1	$(3.9)	$4.9	$(1.7)	$38.8
Changes in non-cash working capital	(12.5)	3.9	(16.7)	(4.4)	4.7	65.5	10.9	1.4	69.9	(16.7)

Cash flows provided (used) by
Operations	(44.1)	16.0	(5.4)	(24.9)	(29.8)	103.6	7.0	6.3	68.2	22.1
Investing activities	(4.5)	(2.7)	(3.4)	(1.8)	3.4	(2.9)	(1.6)	(0.5)	0.9	(1.7)
Financing activities	60.9	(0.2)	(9.7)	68.8	2.0	(22.6)	(12.9)	43.2	(33.5)	(19.4)
Capital spending	11.2	2.8	2.4	2.8	3.2	11.5	4.7	1.0	2.2	3.6
Depreciation and amortization	119.3	27.2	28.2	31.2	32.7	146.6	37.8	35.9	35.8	37.1
Impairment	294.5	1.3	0.9	292.3	–	17.4	17.4	–	–	–
Capital spending as % of depreciation and amortization	9%	10%	9%	9%	10%	8%	12%	3%	6%	10%
Net debt to net capitalization at period-end2	63%	63%	64%	65%	47%	46%	46%	45%	48%	52%

1
Refer to section 15, Changes in accounting policies, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholder’s equity attributable to the company and total debt less cash).

Our principal cash requirements are for ongoing operating costs, working capital fluctuations, and capital expenditures as well as interest and principal payments on debt.  We anticipate that future operating cash requirements can be funded through internally generated cash flows from operations and advances under our ABL Facility.  Additional details are provided in “Capital resources” and in “Debt” below and in section 17, Risks and uncertainties, in the discussion on “We may be unable to meet our cash requirements for operations or to pay or refinance our outstanding debts as they mature, and may be unable to secure additional funding sources”.

Operating activities

Cash flows from operating activities in 2010 decreased $147.7 million compared to 2009 due to lower EBITDA and an increase in working capital requirements with increased pulp sales and lower curtailment.

Investing activities

Cash used by investing activities was higher in 2010 by $1.6 million compared to the previous year.  The increase was largely due to higher deferred financing costs in 2010, partly offset by proceeds from the sale of property, plant and equipment in 2010.

Capital spending in 2010 was similar to 2009 levels. The components are provided below:

(In millions of dollars)	2010	2009

Safety	$0.8	$0.3
Environment	0.3	0.4
Maintenance of business	6.7	7.1
Profit adding	3.4	3.7
Total	$11.2	$11.5

Financing activities

Cash provided by financing activities in 2010 increased by $83.5 million compared to 2009.  This was primarily due to the issuance of US$110.0 million of Class B 11% senior secured notes, which provided net proceeds of $98.4 million, partly offset by the purchase of US$9.5 million of our 2011 Notes, for $9.2 million, and repayment of $14.5 million on the revolving loan in 2010.

Capital resources

Our capital resources include cash on hand and availability on our ABL Facility, with total liquidity at period-end summarized in the following table.

(In millions of dollars)	2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Borrowing base	$152.4	$161.7	$167.8	$144.8	$147.9	$151.5	$159.4	$241.5
Letters of credit	(23.4)	(25.1)	(25.3)	(24.0)	(24.1)	(24.2)	(24.8)	(25.8)
Amount drawn, net	–	–	–	(25.0)	(14.5)	(25.0)	–	(38.8)
Minimum excess availability	(35.0)	(35.0)	(35.0)	(35.0)	(35.0)	(35.0)	(35.0)	(35.0)
Available to be drawn 1	94.0	101.6	107.5	60.8	74.3	67.3	99.6	141.9
Cash on hand	95.4	82.3	100.8	58.7	83.1	90.6	41.6	6.0
Total liquidity	$189.4	$183.9	$208.3	$119.5	$157.4	$157.9	$141.2	$147.9

1
Our ABL Facility is subject to certain financial covenants as disclosed in our interim consolidated financial statements and in our annual consolidated financial statements for the year ended December 31, 2010, in note 14, Long-term debt.

Our total liquidity increased by $32.0 million in 2010 primarily from proceeds on the issuance of US$110.0 million Class B 11% senior notes, partially offset by cash flows used by operations over the first three quarters, repayment of drawings on the ABL Facility, and a higher borrowing base due to higher inventory and accounts receivable associated with increased production in 2010.  For information related to the computation of our borrowing base and availability on the ABL Facility, refer to our annual consolidated financial statements for the year ended December 31, 2010, note 14, Long-term debt.

At March 2, 2011, we had 381,820,290 common shares issued and outstanding and 2,276,074 stock options for 2,276,074 common shares that, at March 2, 2011, were exercisable.

Debt

The following table illustrates the changes in our long-term debt for the year ended December 31, 2010:

Issue	January 1, 2010	Net increase (decrease)	Foreign exchange	December 31, 2010
(In millions of dollars)
Recourse
Senior notes, 8.625% due June 2011 (US$26.0 million; December 31, 2009 US$354.2 million)	$371.6	$(337.4)	$(8.3)	$25.9
Senior notes, 7.375% due March 2014 (US$250.0 million; December 31, 2009– US$250.0 million)	265.4	(0.8)	(13.0)	251.6
Senior secured notes, 11.0% due December 2016 (US$280.4 million)	–	287.2	(8.3)	278.9
Modification – difference in carrying value of 8.625% and 11.0% senior secured notes (US$38.3 million) on exchange	–	36.2	–	36.2
Class B senior secured notes, 11.0% due December 2016 (US$110.0 million)	–	99.3	(5.0)	94.3
Revolving asset-based loan facility of up to $330.0 million due August 2013	14.5	(14.5)	–	–
Capital lease obligations	11.2	(1.0)	–	10.2
Non-recourse (PREI)
First mortgage bonds, 6.447% due July 2016	94.1	0.9	–	95.0
Subordinated promissory notes	18.8	–	–	18.8

Total debt	$775.6	$69.9	$(34.6)	$810.9
Less: current portion	1.0	26.0	–	27.0

Total long-term debt	$774.6	$43.9	$(34.6)	$783.9

At December 31, 2010, we were in compliance with the covenants under both our ABL Facility and senior notes.  For details on covenant compliance, refer to our annual consolidated financial statements for the year ended December 31, 2010, note 14, Long-term debt.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2010, excluding amounts due for interest on outstanding indebtedness.

Payments due by period (In millions of dollars)	2011	2012	2013	2014	2015	Thereafter
Total debt, excluding capital lease obligations	$25.9	$–	$–	$248.7	$-	$502.1
Capital lease obligations	1.1	4.0	3.8	1.3	-	-
Operating leases	9.4	7.1	6.2	5.2	3.9	21.1
Other commitments	1.6	0.5	–	–	-	-
Total	$38.0	$11.6	$10.0	$255.2	$3.9	$523.2

From time to time, we may purchase our debt securities in the open market.

Credit rating

The following table highlights our credit ratings and outlook with Moody’s Investors Service (“Moody’s”), Standard & Poor’s (“S&P”), and Dominion Bond Rating Service (“DBRS”) as at December 31:

December 31,
	2010	2009	2008

Moody’s Investors Service
Outlook	Negative	Negative	Negative
Corporate family rating	Caa1	B3	B1
Senior secured debt	B3	–	–
Senior unsecured debt	Caa2	Caa3	B2
Speculative grade liquidity	SGL-4	SGL-3	SGL-3

Standard & Poor’s
Outlook	Stable	Credit Watch – Negative	Negative
Long-term corporate credit rating	CCC+	CC	B
Senior secured debt	CCC+	–	–
Senior unsecured debt	CCC-	C	B

Dominion Bond Rating Service
Outlook	Negative	Under Review – Negative	Negative
Long-term issuer rating	CCCH	BL	–
Senior secured debt	BH	–	–
Senior unsecured debt	CCC	CCC	BB

Our credit rating information is provided in this management discussion and analysis as it relates to our financing costs, liquidity and operations.  The rating agencies regularly evaluate the company, and their ratings of our debt are based on a number of factors, including our financial strength as well as factors not entirely within our control, including conditions affecting the forest products industry generally and the overall state of the economy.

Our borrowing costs in respect of short-term and long-term financing and our ability to obtain such financings are impacted by our credit ratings.  A reduction in the rating on our debt by our rating agencies, or a negative change in our ratings outlook could adversely affect our cost of financing and our access to sources of liquidity and capital.  Changes in our credit ratings may also affect our ability to enter into and maintain contracts with customers and suppliers in the ordinary course on satisfactory terms as well as our ability to, and the associated costs to enter into derivative or hedging transactions.

Moody’s downgraded our long-term corporate family rating to Caa1 from B3 and revised its probability of default rating in March 2010 to Caa1/LD from Caa3.  The “LD” suffix, indicating a limited default, was temporary and is a customary status arising from the bond exchange at a discount from par.  Moody’s also downgraded our speculative grade liquidity rating to SGL-4 from SGL-3, and upgraded the rating for our unsecured notes due 2014 to Caa2 from Caa3.  Moody’s has assigned a rating of BB to the 11% senior secured notes due December 2016 issued in March and May 2010.

S&P lowered its credit ratings for the company in March 2010, including its long-term corporate credit rating to SD from CC and its issue rating on the unsecured notes due 2011 to D from C.  S&P also placed the unsecured notes due 2014 on CreditWatch with positive implications.  On March 15, 2010, S&P raised its long-term corporate credit rating for the company to CCC+ from SD and raised the issue ratings on our remaining unsecured notes due 2011 to CCC- from D.  S&P also assigned a CCC+ issue rating to the new 11% senior secured notes due December 2016, raised the issue rating on the senior unsecured notes due 2014 to CCC- from C and removed the CreditWatch with positive implications.

On May 19, 2010, S&P assigned a rating of CCC+ to our newly issued US$110.0 million Class B, 11% senior secured notes due December 2016, consistent with the long-term corporate credit rating for the company.  At the same time, S&P revised its outlook on the company to stable from negative.

The credit ratings reflect Moody’s and S&P concern that our net earnings and cash flows would be negatively affected by market conditions for its products in 2010.

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated.  According to the Moody’s rating system, an obligation rated B is considered speculative and subject to high credit risk.  Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.  Moody’s applies numerical modifiers, 1, 2 and 3 in each generic rating classification from AA through Caa in its corporate bond rating system.  The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.  A probability of default rating (PDR) is an opinion of the relative likelihood that any entity within a corporate family will default on one or more of its debt obligations.  A LD probability of default rating is assigned for distressed exchanges where they have been completed.  Moody’s SGL rating is on a scale of 1 to 4 and is based on four components:   internal sources, external sources, covenant compliance and alternate liquidity.

S&P credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated.  According to the S&P rating system, any obligor rated CCC is currently vulnerable, and is dependent upon favourable business, financial and economic conditions to meet its financial commitments.  An obligation rated CCC is currently vulnerable to non-payment, and is dependent upon favourable business, financial and economic conditions for the obligor to meets its financial commitment on the obligation.  In the event of adverse business, financial or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.  The rates from AA to CCC may be modified by the addition of a + or - sign to show relative standing within the major rating categories.  An obligor rated SD (selective default) has failed to pay one or more of its financial obligations (rated or unrated) when it came due.  An SD rating is assigned when S&P believes that the obligor has selectively defaulted on a specific issue or class of obligations but it will continue to meet its payment obligations on other issues or classes of obligations in a timely manner.  A selective default includes the completion of a distressed exchange offer, whereby one or more financial obligations is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

DBRS credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated.  According to the DBRS rating system, CCC is a very highly speculative credit quality with the issue in danger of defaulting on financial obligation.  The ratings from AA to CCC may be modified by the addition of a high (H) or low (L) modifier to show relative standing within the major rating categories.  The lack of one of these designations indicates a rating which is essentially in the middle of the category.

The above ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the above rating agencies.

Financial Instruments

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, long-term debt, and derivatives.  Derivatives are used primarily to reduce exposure to currency risk on revenues, or occasionally debt, as well as price risk associated with revenue and energy costs.  In accordance with our financial risk management program, we manage our exposure to risks through the use of financial instruments with counterparties that are of strong credit quality, normally major financial institutions.  We do not enter into financial instruments for speculative purposes.

At December 31, 2010, we had foreign currency options and forward contracts with a notional principal of US$321.0 million with major financial institutions.  At December 31, 2010 period-end exchange rates, these instruments were reported at their fair value of $11.0 million.

For a description of the nature and extent of risk to the company from our financial instruments, as well as our respective accounting treatment of financial instruments, refer to our annual consolidated financial statements for the year ended December 31, 2010, note 26, Financial instruments, and in section 15, Changes in accounting policies, of this MD&A.  For the methods and assumptions we use to determine the fair value of financial instruments, refer to note 25, Fair value measurement, of those statements.

The following table reconciles the average spot exchange rate to our effective exchange rate for sales and operating expenses including the impact from cash flow hedges that were in place as at March 31, 2010 and were designated as hedging instruments at that time:

US$/CDN$ foreign exchange	2010					2009 1
	YTD	Q4	Q3	Q2	Q1	YTD	Q4	Q3	Q2	Q1

Average spot rate	0.971	0.987	0.962	0.973	0.961	0.876	0.947	0.911	0.857	0.803
(Favourable)/unfavourable impact of hedging*	(0.016)	(0.005)	(0.014)	(0.024)	(0.023)	0.003	(0.013)	(0.005)	0.003	0.029

Average effective rate	0.955	0.982	0.948	0.949	0.938	0.879	0.934	0.906	0.860	0.832

*Impact of effective portion of hedging (in millions of dollars)	$15.2	$1.3	$3.8	$5.2	$4.9	$(6.9)	$2.7	$1.3	$(1.2)	$(9.7)

1
Refer to section 15, Changes in accounting policies, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

9	RELATED PARTY TRANSACTIONS

Third Avenue Management LLC together with its subsidiaries and affiliates is a significant shareholder in the company.  We did not undertake any transactions with Third Avenue Management LLC during the year ended December 31, 2010.

Directors and employees

We undertake certain transactions with companies affiliated with our directors.  These transactions are in the normal course of business and are on the same terms as those accorded to third parties.  During 2010, we paid aggregate fees of $3.6 million to companies affiliated with our directors, primarily for obligations under a building lease, purchasing chips and hog fuel, services related to trucking chips, and other consulting services.

10	CONTINGENT LIABILITIES

Claims for return of payments made to Quebecor World (USA)

In January 2010, Quebecor World (USA)’s litigation trustee (“Quebecor”) filed a claim against us for alleged preferential transfers of approximately US$18.8 million.  The claim is made pursuant to the U.S. Bankruptcy Code and seeks the return of payments made to us by Quebecor in the ordinary course of our trade relationship during the 90-day-period preceding Quebecor’s Chapter 11 filing in 2007.  The claim is one of 1,700 vendors of Quebecor who received payments totalling US$390 million during the preference period in which the litigation trustee has sought recovery.

We are defending the claim and believe we have a number of meritorious defences that should significantly reduce our financial exposure.

Claims Regarding Certain Post-Retirement Benefits

The CEP Locals 1, 76, 592 and 686 (the “Locals”), representing hourly employees at our Powell River and Port Alberni mills, have filed grievances claiming that we are responsible for certain post-retirement health benefits for some retired employees who were represented by the Locals and who retired from MacMillan Bloedel Limited (now Weyerhaeuser Canada Ltd.) prior to our acquisition of Pacifica Papers Inc.   We do not agree with the Locals’ position and are or will be contesting the grievances.  Local 76’s claim was dismissed by an arbitrator on December 23, 2010.  The other three grievances are at a preliminary stage and, as at March 2, 2011, have not been scheduled.  Although the extent of our liability for the remaining three claims remains unknown at this time, we estimate that we would incur costs of between $1.5 million and $3 million annually to provide these additional benefits.  In that case, we would seek indemnification from Weyerhaeuser Canada Ltd.

Short-term Incentive Plan and Benefits Claim

In May 2010, one of our salaried employees commenced an action against us in the Supreme Court of B.C. seeking a payment under the company's 2009 Short-term Incentive Plan and damages in connection with the reduction of certain employee benefits announced in November 2009.  The employee is seeking certification of the action as a class proceeding on behalf of all salaried employees who were entitled to Short-term Incentive Plan payments and affected by the reduction in benefits.  The application for certification was heard in February 2011 but, as of March 2, 2011, the court had not rendered its decision. We intend to vigorously defend this action if certification occurs.  Most of our employees and applicable former employees have provided us with written releases of these claims on a settlement basis, leaving only a small number of employees and former employees who have not done so.  Although it is not possible to determine the likelihood and extent of any potential liability for the remaining claims, we do not expect to incur any additional material liability in connection with this claim.

For additional information, refer to our annual consolidated financial statements for the year ended December 31, 2010 note 30, Contingent liabilities.

11	OFF-BALANCE SHEET ARRANGEMENTS

Guarantees

Business dispositions

We sold a portion of our operations in June 2001 and provided with the sale a 10-year environmental indemnity with a maximum liability to the company of $12.5 million.  This liability has been reduced by expenditures related to certain decommissioning projects.  We provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit.

Loans

We entered into a building lease agreement in 2001 under which we would continue to make the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor was no longer able to meet its contractual obligations.  At December 31, 2010, the value of the mortgage was $6.4 million.  The agreement does not increase our liability beyond the obligations for the building lease.

Paper recycling plant acquisition

In connection with our acquisition of the paper recycling plant in Coquitlam, B.C. in December 2003, we provided an indemnity in respect of the shares that were issued to the vendors as part of the purchase price.  We do not expect any claim related to this indemnity.  We also provided indemnities with respect to environmental matters (other than pre-existing environmental conditions) under our lease of the land and buildings for all costs, claims and damages if we release any hazardous substances on the property or breach any of the environmental covenants under the lease or any environmental laws.  This indemnity is indefinite and survives after the lease is terminated.

12	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ended December 31, 2010:

(In millions of dollars, except per share amounts)
	2010				2009 1
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Sales	$333.6	$322.3	$299.4	$273.3	$295.0	$266.9	$300.7	$360.9
EBITDA 2	28.7	34.2	(0.4)	(16.2)	14.1	25.9	14.3	68.9
Net earnings (loss) attributable to the company	9.6	6.0	(368.4)	(44.1)	(35.8)	13.2	(1.9)	20.1

Net earnings (loss) per share attributable to the company’s common shareholders – basic and diluted	$0.02	$0.02	$(0.96)	$(0.12)	$(0.09)	$0.03	$(0.01)	$0.06

1
   Refer to section 15, Changes in accounting policies, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our   derivative financial instruments and translation of
   foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to section 13, Non-GAAP measures.

In Q1 2010, the net loss attributable to the company increased $8.3 million, or $0.03 per common share, from Q4 2009, due largely to an increase in after-tax operating loss of $5.3 million, and the after-tax fees related to the bond exchange of $5.9 million in Q1.  This was partially offset by an after-tax foreign exchange gain of $11.7 million on the translation of long-term debt in Q1, compared to an after-tax foreign exchange gain of $9.5 million in Q4 2009.

In Q2 2010, net loss attributable to the company increased $324.3 million, or $0.84 per common share, from Q1.  The increase was primarily related to an after-tax impairment charge of $292.3 million in Q2 and an after-tax foreign exchange loss of $21.3 million compared to an after-tax foreign exchange gain of $11.7 million on the translation of long-term debt in Q1.

In Q3 2010, net earnings attributable to the company increased $374.4 million, or $0.98 per common share from Q2, due largely to improved after-tax operating earnings of $329.0 million, which included a reduced after-tax asset-impairment charge of $291.4 million, and an after-tax foreign exchange gain of $16.3 million on the translation of long-term debt, compared to an after-tax foreign exchange loss of $21.3 million in Q2.

In Q4 2010, net earnings attributable to the company increased $3.6 million, or $nil per common share, from Q3.  The increase was due primarily to an increase in the after-tax foreign exchange gain of $17.5 million on translation of long-term debt in Q4 compared to an after-tax foreign exchange gain of $16.3 million in Q3.

For summarized financial information about Powell River Energy Inc., a variable interest entity for which we are the primary beneficiary, refer to note 6, Variable interest entities, of our annual consolidated financial statements for the year ended December 31, 2010.

13	NON-GAAP MEASURES

Management uses certain measures that are not defined by U.S. GAAP to evaluate our performance and, as a result, the measures as employed by management may not be comparable to similarly titled measures reported by other entities.  These non-GAAP measures should not be considered by an investor as an alternative to their nearest respective GAAP measure.  Our non-GAAP measures include operating earnings (loss), EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and other closure costs, and before other non-operating income and expenses), EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow.

Specific items are items of an unusual or non-recurring nature, or items that are subject to material volatility based on factors outside of management’s control.  Specific items include:  foreign exchange gain or loss on long-term debt, gain or loss on cancellation of long-term debt, asset impairment and other closure costs, restructuring costs, and certain income tax adjustments.

EBITDA and EBITDA before Specific Items

EBITDA as defined equates to operating earnings (loss) plus depreciation and amortization and impairment and other closure costs.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales.  These measures enable comparison of consolidated and segment operating results between periods without regard to debt service, income taxes, capital expenditure requirements, and specific items.

Reconciliation of net earnings (loss) attributable to the company by year

(In millions of dollars)	2010	2009 1	2008 1

Net earnings (loss) attributable to the company as reported	$(396.9)	$(4.4)	$(219.8)
Net earnings (loss) attributable to non-controlling interest	(1.3)	(1.2)	0.8

Net earnings (loss)	(398.2)	(5.6)	(219.0)

Depreciation and amortization	119.3	146.6	165.8
Impairment	294.5	17.4	151.0
(Gain) loss on cancellation of long-term debt	(0.6)	(30.7)	–
Foreign exchange (gain) loss on long-term debt	(27.6)	(75.3)	82.2
Other (income) expense, net	3.2	29.1	13.6
Interest expense, net	72.0	69.3	75.0
Income tax recovery	(16.3)	(27.6)	(90.7)
EBITDA2	$46.3	$123.2	$177.9

Specific items:
Restructuring costs	25.3	17.9	30.1
EBITDA before specific items2	$71.6	$141.1	$208.0

1
   Refer to section 15, Changes in accounting policies, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our   derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to section 13, Non-GAAP measures.

Reconciliation to net earnings (loss) attributable to the company by quarter:

(In millions of dollars)		2010					2009 1
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Net earnings (loss) attributable to the company	$(396.9)	$9.6	$6.0	$(368.4)	$(44.1)	$(4.4)	$(35.8)	$13.2	$(1.9)	$20.1
Net earnings (loss) attributable to non-controlling interest	(1.3)	(0.6)	(0.4)	0.3	(0.6)	(1.2)	0.7	(0.9)	(1.1)	0.1

Net earnings (loss)	(398.2)	9.0	5.6	(368.1)	(44.7)	(5.6)	(35.1)	12.3	(3.0)	20.2

Depreciation and amortization	119.3	27.2	28.2	31.2	32.7	146.6	37.8	35.9	35.8	37.1
Impairment	294.5	1.3	0.9	292.3	–	17.4	17.4	–	–	–
(Gain) loss on cancellation of long-term debt	(0.6)	–	(0.6)	–	–	(30.7)	–	–	–	(30.7)
Foreign exchange (gain) loss on long-term debt	(27.6)	(19.0)	(16.3)	21.3	(13.6)	(75.3)	(11.1)	(38.9)	(37.9)	12.6
Other (income) expense, net	3.2	(2.4)	(2.8)	4.9	3.5	29.1	4.3	5.7	12.0	7.1
Interest expense, net	72.0	18.2	19.0	18.0	16.8	69.3	16.6	16.5	16.3	19.9
Income tax expense (recovery)	(16.3)	(5.6)	0.2	–	(10.9)	(27.6)	(15.8)	(5.6)	(8.9)	2.7
EBITDA2	$46.3	$28.7	$34.2	$(0.4)	$(16.2)	$123.2	$14.1	$25.9	$14.3	$68.9
Specific items:
Restructuring costs
Specialty printing papers	8.2	–	0.1	3.3	4.8	11.7	0.4	(0.5)	9.8	2.0
Newsprint	16.1	–	0.1	7.5	8.5	3.0	0.2	0.2	1.9	0.7
Pulp	1.0	–	0.1	0.1	0.8	3.2	0.8	0.3	0.6	1.5
Total specific items	25.3	–	0.3	10.9	14.1	17.9	1.4	–	12.3	4.2
EBITDA before specific items2	$71.6	$28.7	$34.5	$10.5	$(2.1)	$141.1	$15.5	$25.9	$26.6	$73.1

1
   Refer to section 15, Changes in accounting policies, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our   derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to section 13, Non-GAAP measures.

Net Earnings (Loss) Attributable to the Company before Specific Items
Specific items are defined above, and the exclusion of such items from net earnings (loss) attributable to the company facilitates the comparison of financial results between periods.

Reconciliation to Net Earnings (Loss) Attributable to the Company by year:

(In millions of dollars and after-taxes, except where otherwise stated)
	2010	2009	2008

Net earnings (loss) attributable to the company as reported	$(396.9)	$(4.4)	$(219.8)

Specific items:
(Gain) loss on cancellation of long-term debt	(0.5)	(26.1)	–
Foreign exchange loss (gain) on long-term debt	(24.2)	(64.0)	69.4
Impairment and loss on disposal	291.4	13.1	111.0
Restructuring and change-of-control costs	21.3	12.5	20.8
Note exchange costs	5.9	1.5	–
Termination fee on closure of corrugating machine	–	–	(1.2)
Income tax adjustments	16.0	8.6	(5.8)
Net earnings (loss) attributable to the company before specific items	$(87.0)	$(58.8)	$(25.6)

Net earnings (loss) per share attributable to the company’s common shareholders in dollars: As reported	$(1.04)	$(0.01)	$(0.65)
Before specific items	(0.23)	(0.15)	(0.08)

Reconciliation to Net Earnings (Loss) Attributable to the Company by quarter:

(In millions of Canadian dollars and after-taxes, except where otherwise stated)
	2010					2009
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Net earnings (loss) attributable to the company	$(396.9)	$9.6	$6.0	$(368.4)	$(44.1)	$(4.4)	$(35.8)	$13.2	$(1.9)	$20.1

Specific items:
(Gain) loss on cancellation of long-term debt	(0.5)	–	(0.5)	–	–	(26.1)	–	–	–	(26.1)
Foreign exchange loss (gain) on long-term debt	(24.2)	(17.5)	(16.3)	21.3	(11.7)	(64.0)	(9.5)	(33.0)	(32.2)	10.7
Impairment and loss on disposal	291.4	(1.8)	0.9	292.3	–	13.1	13.1	–	–	–
Restructuring costs	21.3	–	0.3	10.9	10.1	12.5	1.0	–	8.5	3.0
Notes exchange costs	5.9	–	–	–	5.9	1.5	1.5	–	–	–
Income tax adjustments	16.0	13.8	–	–	2.2	8.6	7.9	–	–	0.7

Net earnings (loss) attributable to the company before specific items	$(87.0)	$4.1	$(9.6)	$(43.9)	$(37.6)	$(58.8)	$(21.8)	$(19.8)	$(25.6)	$8.4

Net earnings (loss) per share attributable to the company’s common shareholders in dollars: As reported	$(1.04)	$0.02	$0.02	$(0.96)	$(0.12)	$(0.01)	$(0.09)	$0.03	$(0.01)	$0.06
Before specific items	(0.23)	0.01	(0.03)	(0.11)	(0.10)	(0.15)	(0.06)	(0.05)	(0.06)	0.02

Free Cash Flow
Free cash flow excludes working capital and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows.  This measure allows us to assess our ability to generate funds to repay debt and assists in cash flow forecasting.

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities by year:

(In millions of dollars)	2010	2009 1	2008 1

Cash provided (used) by operating activities	$(44.1)	$103.6	$78.1
Cash used by investing activities	(4.5)	(2.9)	(205.3)
Proceeds from the sale of property, plant and equipment and other assets	(7.9)	(4.5)	(2.2)
Snowflake acquisition	–	–	172.2
Other investing activities	1.2	(4.1)	(6.6)
Non-cash working capital changes except changes in taxes and interest	12.9	(66.6)	(3.9)
Other	2.0	23.5	31.4
Free cash flow	$(40.4)	$49.0	$63.7

1
Refer to section 15, Changes in accounting policies, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our   derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities by Quarter:

(In millions of dollars)
	2010					2009 1
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Cash provided (used) by operating activities	$(44.1)	$16.0	$(5.4)	$(24.9)	$(29.8)	$103.6	$7.0	$6.3	$68.2	$22.1
Cash provided (used) by investing activities	(4.5)	(2.7)	(3.4)	(1.8)	3.4	(2.9)	(1.6)	(0.5)	0.9	(1.7)
Proceeds from the sale of property, plant and equipment and other assets	(7.9)	(0.7)	(0.2)	(0.2)	(6.8)	(4.5)	(0.9)	(0.4)	(0.5)	(2.7)
Other investing activities	1.2	0.6	1.2	(0.8)	0.2	(4.1)	(2.2)	(0.1)	(2.6)	0.8
Non-cash working capital changes except change in taxes and interest	12.9	(9.5)	21.8	10.1	(9.5)	(66.6)	(12.8)	0.7	(74.3)	19.8
Other	2.0	3.4	(3.0)	(4.3)	5.9	23.5	4.7	3.3	10.1	5.4
Free cash flow	$(40.4)	$7.1	$11.0	$(21.9)	$(36.6)	$49.0	$(5.8)	$9.3	$1.8	$43.7

1
Refer to section 15, Changes in accounting policies, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

Management’s Calculation of Free Cash Flow by Year:

(In millions of dollars)	2010	2009 1	2008 1

EBITDA2	$46.3	$123.2	$177.9
Interest expense, excluding amortization	(72.7)	(66.5)	(74.4)
Capital expenditures	(11.2)	(11.5)	(41.9)
Income taxes paid	(0.4)	(0.5)	(0.8)
Employee future benefits, expense over (under) cash contributions 3	(2.4)	4.3	2.9
Free cash flow	$(40.4)	$49.0	$63.7

1
Refer to section 15, Changes in accounting policies, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to section 13, Non-GAAP measures.
3	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in EBITDA.

Management’s Calculation of Free Cash Flow by Quarter:

(In millions of dollars)
	2010					20091
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

EBITDA2	$46.3	$28.7	$34.2	$(0.4)	$(16.2)	$123.2	$14.1	$25.9	$14.3	$68.9
Interest expense, excluding amortization	(72.7)	(18.5)	(19.2)	(18.5)	(16.5)	(66.5)	(15.9)	(15.9)	(15.5)	(19.2)
Capital expenditures	(11.2)	(2.8)	(2.4)	(2.8)	(3.2)	(11.5)	(4.7)	(1.0)	(2.2)	(3.6)
Income taxes received (paid)	(0.4)	(0.2)	(0.4)	0.1	0.1	(0.5)	(0.1)	0.3	(0.3)	(0.4)
Employee future benefits, expense over (under) cash contributions3	(2.4)	(0.1)	(1.2)	(0.3)	(0.8)	4.3	0.8	–	5.5	(2.0)
Free cash flow	$(40.4)	$7.1	$11.0	$(21.9)	$(36.6)	$49.0	$(5.8)	$9.3	$1.8	$43.7

1
Refer to section 15, Changes in Accounting Policies, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to section 13, Non-GAAP measures.
3	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in EBITDA.

14	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses.  Some of these estimates require judgments about matters that are inherently uncertain.

Note 2, Summary of significant accounting policies, in the December 31, 2010 consolidated financial statements includes a summary of the significant accounting policies used in their preparation.  While all of the significant accounting policies are important to the annual consolidated financial statements, some of these policies may be viewed as involving a high degree of judgment.  On an ongoing basis using currently available information, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts, fair value measurement, and income taxes.  Actual results could differ from these estimates.

The following accounting policies require management’s most difficult, subjective and complex judgments, and are subject to measurement uncertainty.

Environmental and legal liabilities

Environmental and legal liabilities are recorded when it is considered probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Liabilities for environmental matters require evaluation of applicable environmental regulations and estimates of remediation alternatives and the costs thereof.  Provisions for liabilities relating to legal actions and claims require judgments about projected outcomes and the range of loss, based on such factors as historical experience and recommendations of legal counsel.

As at December 31, 2010, we had a provision of $7.7 million for environmental, remedial and other obligations.  We expect capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of the company’s properties, will total approximately $2.7 million in 2011.

As at December 31, 2010, we had a contingent liability related to a claim for return of payments made to Quebecor World (USA), an application to Labour Relations Board for certain post-retirement benefits, and short-term incentive plan benefit claim.  We have not recorded a liability with respect to contingent severances as the likelihood, timing and extent of any potential liability is not determinable.

Impairment of long-lived assets

We review long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable.  We test for impairment using a two-step methodology as follows:

(i)	Determine whether the projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date; and

(ii)
If assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

Estimates of future cash flows and fair value require judgments, assumptions and estimates and may change over time.  Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known.  The carrying value of long-lived assets represented approximately 76% of total assets as at December 31, 2010.  If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, we could potentially experience future material impairment charges.

Pension and post-retirement benefits

We maintain various employee future benefit plans, which include defined benefit pension and post-retirement benefit plans.  The company retains independent actuarial firms to perform actuarial valuations of the fair value of our defined benefit pension and post-retirement benefit plan assets and benefit obligations, and to advise on the amounts to be recorded in our financial statements.  This information is determined using certain assumptions, based on historical and market data that have a direct impact on the fair value of the assets and obligations and on the charges disclosed in our financial statements.  These assumptions include:

●
The discount rate, which is used to estimate the actuarial present value of the various plan obligations.  The company, assisted by independent actuarial advisors, sets the discount rate assumption annually to reflect the rates available on high-quality debt instruments, with cash flows that are expected to match the timing and amount of expected benefit payments.  As at December 31, 2010, a discount rate of 5% per year was determined by us in consultation with our independent actuarial advisors.

●
The long-term return on assets used to estimate the growth in the value of invested assets available to satisfy certain obligations.  The company, with the assistance of independent actuarial firms, sets the expected rate of return on plan assets annually to reflect the current view of long-term investment returns.  As at December 31, 2010, a rate of return of 7% per year was determined by management in consultation with our independent actuarial advisors.

●
Salary increases used to estimate the impact that future compensation increases would have on pension and other post-retirement obligations.  As at December 31, 2010, a rate of compensation increase of 2.5% per year was determined by management in consultation with our independent actuarial advisors.

●
Health care trend rates and mortality rates used to estimate the impact that future health care costs would have on pension and post-retirement obligations.  As at December 31, 2010, a health care trend rate of 6.5% per year was determined by management in consultation with our independent actuarial advisors.  The health care trend rate is assumed to decline by 0.5% annually, and the ultimate health care trend rate is assumed to be 4.5%.

Actual experience can vary significantly from estimates and could have a material impact on the estimated cost of employee benefit plans and future cash requirements.

The following table provides a sensitivity analysis of the assumed overall health care cost trend rate used in measuring the net pension benefit obligation, and the net obligation for other employee future benefits and related net periodic benefit cost for 2010.  This sensitivity analysis should be used with caution as it is hypothetical and changes in the health care cost trend rate may not be linear.

	Pension benefit plans		Other benefit plans
(In millions of dollars)	Net benefit obligation	Net 2010 expense	Net benefit obligation	Net 2010 Expense

Assumed overall health care cost trend
Impact of:
1% increase	N/A	N/A	17.6	5.5
1% decrease	N/A	N/A	(15.4)	(1.7)

Provision for bad debts and allowance for doubtful accounts

We regularly review the collectability of our accounts receivable.  We record our allowance for doubtful accounts based on our best estimate of any potentially uncollectible accounts by highlighting those that are specifically high risk and applying judgment to arrive at an estimate.  Consideration is given to current economic conditions and specific customer circumstances to determine the amount of any bad debt expense to be recorded.  Accounts receivable balances for individual customers could potentially be material at any given time.  We manage our credit risk principally through credit policies, which include the analysis of the financial position of our customers and the regular review of their credit limits and payment terms.  We also subscribe to credit insurance for a majority of our receivables, periodically purchase accounts receivable puts on certain customers, and obtain bank letters of credit for some export markets and customers.  Our estimate of the required allowance is a matter of judgment and the actual loss eventually sustained may be more or less than estimated.

We recorded bad debt recovery of $0.7 million (2009 – $1.1 million expense) for the year ended December 31, 2010.  As at December 31, 2010, Accounts receivable comprised 7.1% of total assets.  Included in this balance was a provision of $3.0 million for doubtful accounts, or 2.5% of accounts receivable (as at December 31, 2009 - $3.7 million for doubtful accounts, or 3.6% of accounts receivable).  We believe our allowance for doubtful accounts as at December 31, 2010 is adequate to provide for probable losses existing in accounts receivable.

Fair value measurement

We measure our derivative and non-derivative financial instruments at fair value, defined as the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining fair value measurements, we consider the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is both available and significant to the fair value measurement.  Three levels of inputs may be used to measure fair value:

Level 1           –         Quoted prices in active markets for identical assets or liabilities.

Level 2	–
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	–	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The determination of fair value requires judgments, assumptions and estimates and may change over time.

The following table presents information about the fair value of our derivative and non-derivative financial instruments not designated as hedging instruments and measured on a recurring basis at December 31:

	2010	2009	Fair value hierarchy		Balance sheet classification

Assets
Currency contracts	$7.9	$2.3	2	1	Prepaids and other
Currency contracts	3.1	–	2	1	Other assets
Commodity swap contracts	0.1	–	2	2	Prepaids and other
	$11.1	$2.3

Liabilities
Commodity swap contracts	$0.1	$–	2	2	Accounts payable and accrued liabilities

Fair values of our derivatives are classified under Level 2 as they are measured as follows:

1
The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates.  Interest rates, forward market rates, and volatility are used as inputs for such valuation techniques.  We incorporate credit valuation adjustments to appropriately reflect both our own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

2
The fair value of commodity swap contracts is measured using the discounted difference between contractual rates and market rates.  The fair value of natural gas commodity options is measured using techniques derived from the Black-Scholes pricing model.  We incorporate credit valuation adjustments to appropriately reflect both our own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

Income taxes

The amounts recorded for future income tax assets and liabilities are based on various judgments, assumptions and estimates.  Future tax assets and liabilities are measured using enacted tax rates for the years in which assets and liabilities are expected to be recovered or settled.  A projection of taxable income and estimates of the ultimate recovery or settlement of temporary differences are made for these years.  The projection of future taxable income is based on management’s best estimate and may vary from actual.

Our future tax assets are mainly composed of temporary differences relating to employee future benefits and loss carry-forwards.  Future tax liabilities are mainly composed of temporary differences pertaining to property, plant and equipment.  Estimating the ultimate settlement period for these temporary differences requires judgment.  The reversal of these temporary differences is expected to be at future substantially enacted rates which could change due to changes in income tax laws.  As a result, a change in the timing of reversal or in the income tax rate could materially affect the future tax expense recorded in the consolidated statement of earnings.  A one-percentage-point change in our reported effective income tax rate would have the effect of changing income tax expense by approximately $0.3 million.

In addition, we record provisions for federal, provincial and foreign taxes based on the respective tax laws of the jurisdictions in which we operate and on our judgment as to the appropriate allocation of income and deductions to these jurisdictions.  Canadian, U.S. and international tax laws are subject to interpretation, and our judgment may be challenged by taxation authorities.  In such circumstances, the final resolution can result in settlements that differ from our estimated amounts.

15	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2010, we changed our policy on the classification of foreign exchange gains and losses on the ineffective portion of our derivative financial instruments, on the portion that is excluded from the assessment of hedge effectiveness, and on translation of monetary assets and liabilities denominated in foreign currencies.  The respective foreign exchange gains and losses previously recognized in Sales are now recognized in Other expense, net.  We continue to classify the effective portion of gains or losses on our currently designated U.S. dollar revenue risk management instruments in Sales, the same income statement line item in which the hedged item is classified.

In addition, we changed our policy on the classification of changes in the fair value of all derivative commodity swap agreements not designated as hedges for accounting purposes that were previously recognized in Sales and Cost of sales, excluding depreciation and amortization.  The changes in the fair value related to these instruments are now recognized in Other expense, net.

During 2010, we adopted the following new pronouncements issued by the Financial Accounting Standards Board (“FASB”):

•
In June 2009, the FASB amended the Consolidation Topic of the Accounting Standards Codification, as it relates to the consolidation of variable interest entities.  The amendments change how an entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated.  The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s obligations to absorb or benefit from income and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance.  The amendments to this topic are effective January 1, 2010.  The amendments had no impact on our consolidated financial statements or disclosures.

•
In February 2010, the FASB amended its guidance on subsequent events contained in the Accounting Standards Codification.  The amendments eliminate the requirement to disclose the date through which an entity has evaluated subsequent events.  We adopted the amended guidance in our consolidated financial statement disclosures for our interim financial statements for periods beginning on or after January 1, 2010.

16	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

There were no new pronouncements issued by the FASB that may materially impact our consolidated financial statements for future periods.

17	RISKS AND UNCERTAINTIES

We face risks and uncertainties which fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy and, for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in B.C.

In order to address these risks and effectively manage them, we have developed a process for managing risk and the interrelationship risks have with our strategic plan.  We provide regular updates to the Audit Committee, work with corporate and operational management to identify, measure, and prioritize the critical risks facing the company and manage these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate.  The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

We may be unable to meet our cash requirements for operations or to pay or refinance our outstanding debts as they mature, and may be unable to secure additional funding sources.

Our principal cash requirements are for ongoing operating costs (including pension contributions and working capital fluctuations), capital expenditures and debt service and repayment obligations.  If our available cash resources and cash generated from operations are not sufficient to meet our cash requirements, additional funding sources may be required and there is no assurance that we will be able to access additional funding sources on favourable terms or at all to meet our cash requirements.

Our business is of a cyclical nature and demand for our products may fluctuate significantly.

The markets for pulp and paper products are highly cyclical and are characterized by periods of excess product supply due to many factors, including additions to industry capacity, increased industry production, structural changes in the industry, periods of weak demand due to weak general economic activity or other causes, and reduced inventory levels maintained by customers.

Demand for forest products generally correlates to global economic conditions.  Demand for pulp and paper products in particular is driven primarily by levels of advertising.  In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand for forest products, causing lower product prices and possible manufacturing downtime.  The North American newsprint and directory paper market is mature with demand for newsprint declining significantly in the last three years. We believe these declines in newsprint and directory paper demand will continue long term, although we have the ability to partially mitigate the impact by switching production from newsprint and directory paper to other paper grades.  Demand for our products is traditionally weaker in the first half of the year.

As at December 31, 2010, one of the paper machines at our Crofton mill has been indefinitely curtailed and our Elk Falls paper mill and Coquitlam recycled paper operation have been permanently closed.  Should demand for our products weaken, additional indefinite or periodic production curtailments may be required, which could have an adverse impact on our financial condition and ability to generate sufficient cash flows to satisfy our operational needs and debt service requirements.

We operate in a commodity market where prices may fluctuate significantly.

The pulp and paper industry is a commodity market in which producers compete primarily on the basis of price.  Prices for our products have fluctuated significantly in the past and may fluctuate significantly in the future, principally as a result of market conditions of supply and demand, as well as changes in exchange rates.  Our earnings are sensitive to price changes for our principal products, with the effect of price changes on newsprint and mechanical specialty printing paper grades being the greatest.  Market prices for our products typically are not directly affected by input costs or other costs of sales and, consequently, we have limited ability to pass through increases in operating costs to our customers without an increase in market prices.  Even though our costs may increase, our customers may not accept price increases for our products or the prices for our products may decline.  As our financial performance is principally dependent on the prices we receive for our products, prolonged periods of low prices, customer refusal to accept announced price increases, or significant cost increases that cannot be passed on in product prices may be materially adverse to us.

Media trends may lead to long-term declines in demand for our products.

Trends in advertising, Internet use and electronic data transmission and storage can have adverse effects on traditional print media.  As our newsprint, telephone directory and retail customers increase their use of other forms of media and advertising, demand for our newsprint, uncoated mechanical and coated mechanical papers may decline on a long-term basis.

We have withheld payment of a portion of assessed property taxes.

As described in section 2, Annual overview - 2010, Property tax dispute, we have withheld $4.0 million of the property taxes assessed by the District of North Cowichan for 2010 on our Crofton pulp and paper mill pending the outcome of our appeal to the Supreme Court of Canada regarding the 2009 property taxes assessed by North Cowichan.  As at March 2, 2011, the amount we owe to North Cowichan in respect of these unpaid property taxes, together with interest and 10% penalty for late payment was $4.4 million.

A municipality is entitled to certain remedies in connection with the unpaid amount of assessed property taxes, including seeking and enforcing a judgment to collect such taxes or retaining a bailiff to distrain against assets and selling them to recover the debt.  In addition, the outstanding debt for property taxes is a charge on our lands and improvements in the municipality which has priority over any lien, charge or encumbrance of any person except the Crown.  Unpaid taxes are subject to a 10% penalty and, after December 31, 2010, will bear compound interest at the prime rate of interest of the principal bank to the Province of B.C. plus 3% per annum.

Payment of the outstanding tax amount together with applicable penalties and interest at any time would extinguish all of the municipality’s enforcement rights related to non-payment.  If the District of North Cowichan sought to enforce one or more of the remedies described above before the conclusion of the court proceedings we initiated, we could seek a stay preventing the municipality from enforcing those rights until final determination of the legal issues had been made.  The decision to order a stay would be at the discretion of the court.  While a stay would halt enforcement pending judgment in the initial court proceedings, it would not remove the municipality’s charge on our lands and improvements as described above.  If any 2010 taxes remain unpaid on September 26, 2012, the municipality must proceed to a tax sale.  In that event, we would have until September 26, 2013, to redeem the property by paying all outstanding taxes, penalties, interest and fees to the date of redemption.

We are subject to exchange rate fluctuations.

Nearly all of our sales are based upon prices set in U.S. dollars, while a substantial portion of our costs and expenses are incurred in Canadian dollars and our results of operations and financial condition are reported in Canadian dollars.  The value of the Canadian dollar in relation to the U.S. dollar has increased significantly in recent years.  Increases in the value of the Canadian dollar relative to the U.S. dollar reduce the amount of revenue in Canadian dollar terms from sales made in U.S. dollars, and would reduce cash flow available to fund operations and debt service obligations.

Since we have debt denominated in U.S. dollars, including our 2014 senior notes and 2016 senior notes, our reported earnings could fluctuate materially as a result of exchange rates given that changes in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period result in a foreign currency gain or loss on the translation of U.S. dollar cash and debt into Canadian currency.

We manage a part of our currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S. dollar denominated debt.  However, no assurance can be made that we will engage in any hedging transactions or, if we decide to engage in any such transactions, that we will be successful in eliminating or mitigating currency exchange risks.

We face significant global competition.

We compete with American, European and Asian producers in highly competitive global markets.   Some of our competitors are larger and can accordingly achieve greater economies of scale, some have greater financial resources and some operate mills in locations that have lower energy, furnish or labour costs or have less stringent environmental and governmental regulations than the locations where we operate.

Our ability to compete is affected by a number of these factors as well as the quality of our products and customer service and our ability to maintain high plant efficiencies and operating rates and to control our manufacturing costs.  If we were unable to compete effectively, there may be a materially adverse impact on our business.

We face risks related to our international sales.

A significant portion of our sales are outside of Canada and the United States - 100% of our pulp sales and 18% of our paper sales in 2010.  These international sales result in additional risks including restrictive government actions (including trade quotas, tariffs and other trade barriers and currency restrictions), local labour laws and regulations affecting our ability to hire, retain or dismiss employees, the need to comply with multiple and potentially conflicting laws and regulations, unfavourable national or regional business conditions or political or economic instability in some of these jurisdictions, higher transportation costs and difficulty in obtaining distribution and sales support.

We are exposed to fluctuations in the cost and supply of wood fibre.

We have no significant timber holdings and are dependent on third parties for the supply of wood fibre required for our paper manufacturing operations.

Approximately 68% of our fibre is provided by five suppliers.  Our fibre supply could be reduced as a result of events beyond our control, including industrial disputes, natural disasters and material curtailments and shutdown of operations by suppliers for market or other reasons.  Market-related curtailments or shutdowns can be influenced by both seasonal and cyclical factors, such as raw material availability, finished goods inventory levels, interest rates and demand for lumber.  Continued weakness in the U.S. housing market could lead to production curtailment for B.C. lumber producers and result in a reduction in residual fibre supply available to us.

We source approximately 37% of our fibre from the interior of B.C.  The current mountain pine beetle infestation in the B.C. interior is expected to reduce the long-term fibre supply in the B.C. interior and could have a significant impact on the availability, quality and cost of fibre.

Approximately 72% of our fibre is sourced under long-term fibre agreements with third parties with pricing based on market prices or on prices determined under market-based formulas.   Given that the market price for fibre varies due to external factors, there is a risk that we will not continue to have access to wood fibre at previous levels or pricing.

Aboriginal groups have claimed aboriginal title over substantial portions of B.C.’s timberlands, including areas where the forest tenures held by our suppliers are located.  Although the renewal of forest tenures held by our suppliers may be adversely affected by claims of aboriginal title, the specific impact cannot be estimated at this time.

Our Snowflake mill makes 100% recycled newsprint from old newsprint (“ONP”).  There is a risk that sufficient quantities of ONP will not be available to us to support full operations at Snowflake or that an increase in ONP prices will adversely affect the profitability of the mill. The price of ONP may be impacted by a number of factors, such as export demand, recovery rates and other factors beyond our control.

We are dependent on the supply of certain raw materials.

In addition to wood fibre and ONP, we are dependent on the supply of certain chemicals and raw materials used in our manufacturing processes.  Any material disruption in the supply of these chemicals or raw materials could affect our ability to meet customer demand in a timely manner and harm our reputation, and any material increase in the cost of these chemicals or other raw materials could negatively affect our business and the results of our operations.

Our substantial debt may impair our financial and operating flexibility.

As of December 31, 2010, we had outstanding $697.1 million of recourse debt on a consolidated basis, excluding non-recourse debt of $113.8 million owed by PREI.

Our long-term note indentures and our ABL Facility contain (and future debt agreements would likely contain) various restrictive and financial covenants, including restrictions on our ability to incur debt, sell assets, make investments, pay dividends, secure liens, enter into transactions with affiliates and enter into mergers, consolidations or acquisitions.  The ABL Facility is subject to various additional financial covenants, including covenants to maintain $35.0 million in excess availability under the ABL Facility, a covenant to maintain shareholders’ equity above $346.2 million as at December 31, 2010, and not to make capital expenditures in excess of 120% of the annual budget.

Our level of debt, our substantial debt service requirements and the terms and conditions of our debt agreements could potentially impact our financial condition, operating results and business, including:

•	limiting our ability to obtain additional financing to fund our growth strategy, working capital, capital expenditures, debt service requirements or other purposes;

•	limiting our ability to use operating cash flows for operations, capital expenditures, or other business purposes and opportunities, due to required debt servicing payments;

•	increasing our exposure to interest rate fluctuations since borrowings under the ABL Facility are at variable interest rates;

•	limiting our ability to compete with companies that have less debt and/or more flexibility in the use of their cash flow; and

•	limiting our ability to react to changing market conditions, changes in the industry and economic downturns.

A significant or prolonged downturn in general business and economic conditions may affect our ability to comply with debt covenants in the future and could result in the company being in default under the ABL Facility agreement or indentures governing our senior notes, which, if not cured or waived, could result in demand for immediate payment of all of our indebtedness under our senior notes.  If this occurs, we may not have the funding or financing available to repay such indebtedness.  There is no assurance that we could cure an event of default or obtain a waiver of such a default.

We have incurred losses in recent periods and may incur losses in the future that may affect liquidity and ongoing operations.

As of December 31, 2010, we had recorded net losses in eight of the last 12 quarters.  These losses were driven by reduced prices, weak market demand, production curtailments and the strengthening Canadian dollar.  Should we be unable to return to sustained profitability, cash generated through operations may be insufficient to meet operating cash requirements, requiring increased reliance on the ABL Facility to fund operating costs.   If sufficient funding is not available under the ABL Facility, then additional funding sources may be required and there is no assurance that we will be able to access additional funding sources on favourable terms or at all to meet our cash requirements.  The failure to obtain such funding could adversely affect our operations and our ability to maintain compliance with covenants under the ABL Facility or the indentures governing our senior notes.

Labour disruptions could have a negative impact on our business.

Approximately three-quarters of our hourly employees in Canada are members of trade unions.  Collective agreements with the CEP and PPWC locals at Crofton and Powell River expire in April 2012 and the collective agreement with the CEP locals at Port Alberni expires in April 2013.  The collective agreement at the Surrey Distribution Centre with the Christian Labour Association of Canada expires in April 2012.  Most hourly employees at the Snowflake mill are members of the United Steelworkers or the International Brotherhood of Electrical Workers while the hourly employees of Apache Railway are members of the United Transportation Union or Carpenters Union.  The collective agreements with these unions were replaced effective March 1, 2011 and now expire in 2014.  We do not anticipate labour disruptions in our operations in 2011.

Claims of aboriginal title and rights in Canada may affect our operations.

The ability to operate our mills in Canada may be affected by claims of aboriginal rights and title by aboriginal groups.  The governments of Canada and B.C. have established a formal process to negotiate settlements with aboriginal groups throughout B.C. in order to resolve these land claims.  It is the policy of the governments that ownership of lands held in fee simple by third parties (such as us) will not be affected by treaty negotiations.  The Powell River mill site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in 2005 in the Supreme Court of B.C.  While we and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and B.C., counsel for the aboriginal group has advised us that the plaintiffs are currently negotiating with these two governments and have no intention of proceeding with the action at this time.  Based on the history of similar proceedings, we expect that it would be many years before a final court decision could be rendered if the proceeding were pursued.

Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and B.C. are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect decision, such as a decision to issue or amend a regulatory permit, which may affect aboriginal groups’ rights or title.  This duty of consultation and accommodation may affect our ability to obtain or amend necessary regulatory permits on a timely basis and may influence the conditions set out in such permits.

Increases in energy costs could have a negative impact on our business.

Our operations consume a significant amount of electricity, natural gas and fuel oil.  Increases in prices for these commodities can increase manufacturing costs and have an adverse impact on our business and results of our operations.

Although our electricity supply agreements are provincially regulated and pricing has historically been stable, B.C. Hydro and Power Authority (“B.C. Hydro”) in recent years has sought, and to some extent achieved, rate increases above historical levels.  B.C. Hydro raised its rates by 9.3% on an interim basis in April 2010 and a subsequent Negotiated Settlement Process resulted in the approval of a final effective rate increase of 7.3% on November 18, 2010.  The difference between the interim and final approved rate increase will be refunded through a credit on energy purchases in Q1 2011.  The introduction of the Harmonized Sales Tax (“HST”) on July 1, 2010 eliminated the 7% provincial sales tax on electricity, which reduced some of the impact of the rate increase.  B.C. Hydro has expressed its intention to seek approval from the utilities commission to increase its rates in the range of 10% for the next three years in response to infrastructure maintenance and B.C. energy policy that includes mandating self-sufficiency by 2016, feed in tariffs, and the implementation of Smart Metering.  Increases in electricity prices could significantly impact our earnings.  We have projected an effective rate increase of 10% to come into effect on April 1, 2011; however, we will not know the actual interim rate increase until it is announced by B.C. Hydro, which will likely occur in March 2011. We have mitigated some of the impact of rate increases through reductions in usage at the highest incremental power rate and intend to further mitigate rate increases by implementing energy conservation projects and increasing our capacity to self-generate electricity, but there can be no assurance that we will be able to eliminate the effect of all such rate increases.

Since oil and natural gas are purchased on spot markets, their prices fluctuate significantly due to various external factors.  We manage our exposure to the price volatility for these fuels through the use of financial instruments and physical supply agreements under a hedging program and also by using lower priced alternatives where feasible.  There is, however, no assurance that we will be successful in eliminating or mitigating exposure to price volatility for these fuels.

We are subject to significant environmental regulation.

We are subject to extensive environmental laws and regulations that impose stringent requirements on our operations, including, among other things, air emissions, liquid effluent discharges, the storage, handling and disposal of hazardous materials and wastes, remediation of contaminated sites and landfill operation and closure obligations.  It may be necessary for us to incur substantial costs to comply with such environmental laws and regulations.

Some of our operations are subject to stringent permitting requirements and from time to time we face opposition to construction or expansion of proposed facilities, such as landfills.  We may discover currently unknown environmental liabilities in relation to our past or present operations or at our current or former facilities, or we may be faced with difficulty in obtaining project approvals in the future.  These occurrences may (i) require site or other remediation costs to maintain compliance or correct violations of environmental laws and regulations, (ii) result in denial of required permits, (iii) result in government or private claims for damage to person, property or the environment, or (iv) result in civil or criminal fines and penalties or other sanctions.

We permanently closed our Elk Falls paper mill in 2010.  We may be required to conduct investigations and take remedial action for contaminated areas.  We have a reserve for the estimated costs of decommissioning the landfills at Elk Falls but we may incur significant  expenditures to comply with applicable environmental laws and regulations in connection with decommissioning the landfills or other remediation of the Elk Falls mill site that exceed the amount of the reserve.  We also permanently closed our paper recycling division in 2010 but do not currently expect any significant expenditures in respect of remediation of that site.

Our operations may be affected by the regulation of greenhouse gases (“GHG”) in Canada and the United States.  In Canada:

•
The federal government has indicated its intent to regulate priority air pollutants, including particulate matter and sulphur oxides (“SOx”), and GHGs under the Canada Clean Air Act and the Canadian Environmental Protection Act.  Under proposed targets, our Crofton mill may be required to reduce SOx emissions.  The cost of making any such reductions is estimated between $4 and $8 million.  In January 2010, the federal government, as part of its commitment to the Copenhagen Accord, announced a GHG reduction target of 17% by 2020 based on 2005 emissions.  It is unknown what the federal government’s final position on these initiatives will be, as none have been enacted into law.

•
B.C. is a signatory to the Western Climate Initiative, a collaboration of four provinces and seven U.S. states, whose mandate is to achieve a 15% reduction in GHGs below 2005 levels among member entities by 2020.  In addition, the B.C. government has announced its goal of reducing the provincial release of GHGs by 33% by 2020, based on 2007 levels, with interim reduction targets of 6% by 2012 and 18% by 2016.  Five of the Western Climate Initiative members, including B.C., have stated their intention to implement a cap and trade system by 2012.  The Province of B.C. is expected to issue regulations for its cap and trade program for GHGs in Q1 2011.  It is too early to determine the impact on the company under any such cap and trade scheme.  Under a worst-case scenario, the increased costs to the company could be approximately $2 million per year beginning in 2012 and increasing to $9 million per year in 2020.

•
Effective January 1, 2010, a GHG reporting regulation was brought into effect by the B.C. government which affects our three paper mills in B.C.  The regulation includes requirements for calculating and reporting GHG emissions from facilities that release 10,000 tonnes or more of GHGs per year plus third-party verification at facilities that release 25,000 tonnes or more per year.

The finalization of Canadian federal and provincial climate change regulation may depend on regulatory initiatives undertaken in the U.S.

The United States has indicated its intention to introduce more stringent environmental regulation and implement policies designed to reduce GHG emissions through the Clean Air Act but the timing of the implementation of any national limits is uncertain.  When limits are developed, it is expected that they will focus on the electricity generating sector. The U.S. Environmental Protection Agency’s (“EPA”) climate change regulatory initiatives may also be delayed by up to two years from the current 2011 imposition date.  It is too early to determine the full impact these laws and policies will have on our Snowflake operations, but we could be required to incur additional capital expenditures, purchase offset credits, or take other actions that increase the capital or operating costs at the Snowflake mill.

On February 21, 2011, the EPA finalized a rule to reduce air pollutants from industrial boilers.  As a result, our Snowflake mill may be required to reduce its power boiler emissions at an estimated capital cost of $8 million.  The EPA plans to conduct additional public consultation on several aspects of this rule.

Effective July 1, 2010, the carbon tax rates under the B.C. government’s carbon tax on fossil fuels increased by 33% and will increase again July 1, 2011 by 25%.  The impact of these increases on the company depends on our ability to decrease the use of fossil fuel.  For the year ended December 31, 2010, we paid $2.6 million in carbon taxes on our fossil fuel purchases.

Additional regulatory initiatives may be implemented in other jurisdictions to address GHG emissions and other climate change-related concerns.  If, to the extent we operate or offer our products for sale in such jurisdictions, we may be required to incur additional capital expenditures, operating costs or mitigating expenses, such as carbon taxes, to comply with any such initiatives.

Change in the British Columbia Harmonized Sales Tax could affect our financial results.

In September 2010, the B.C. government announced a public referendum on the HST, which was implemented on July 1, 2010.  The referendum will be held in September 2011 and, should it result in the abolition of the HST and a return to the previous provincial sales tax regime, the additional annualized cost to our business could be in the range of $9 million to $15 million.

Equipment failures and the need to increase capital and maintenance expenditures could have a negative impact on our business.

Our business is capital intensive.  Our annual capital expenditure requirements vary due to differing requirements for current maintenance, expansion, business capital and environmental compliance and future projects.  We regularly carry out maintenance on our manufacturing equipment but key components may still require repair or replacement.  The costs associated with such maintenance and capital expenditures or our inability to source the necessary funds to enable us to maintain or upgrade our facilities as required could have an adverse effect on our business and operations.

In addition, we may from time to time temporarily suspend operations at one or more facilities to perform necessary maintenance or carry out capital projects.  These temporary suspensions could affect the ability to meet customer demand in a timely manner and adversely affect our business.

We may be subject to litigation which could result in unexpected costs and expenditure of time and resources.

We may from time to time be subject to claims and litigation proceedings generally associated with commercial and employment law issues.  Given that these claims are subject to many uncertainties and the inability to predict with any certainty their outcomes and financial impacts, there is no guarantee that actions that may be brought against us in the future will be resolved in our favour or covered by our insurance.  Any losses from settlements or adverse judgments arising out of these claims could be materially adverse to our operations and business.

The Snowflake mill sources water from groundwater wells in the vicinity of the Little Colorado River for its process requirements.  The Little Colorado River Adjudication, filed in 1978, is pending in the Superior Court of Arizona, Apache County.  The purpose of this adjudication is to determine the nature, extent and relative priority, if applicable, of the water rights of all claimants to the Little Colorado River system and sources. There are more than 3,500 participants, including Snowflake.  Native American tribes and the United States government contend that Snowflake’s withdrawal and use of groundwater impermissibly interferes with water rights to the Little Colorado River.  We dispute this contention.  However, an adverse determination could restrict Snowflake’s access to water and may be materially adverse to us.

In addition, securities class-action litigation often has been brought against public companies following periods of volatility in the market price of their securities.  It is possible that we could be the target of similar litigation in future.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

We extend trade credit to our customers and they may not pay us promptly or in full.

We extend trade credit to many purchasers of our products and rely on their creditworthiness.  Some of these customers operate in highly competitive, mature, cyclical or low-margin businesses and some are highly leveraged financially or are experiencing negative cash flows which may result in them needing to refinance, restructure or file for bankruptcy protection or bankruptcy.  We will typically have a greater number of such customers during economic downturns.  The failure of such customers to pay us promptly and in full under the credit terms we extend to them could have a material adverse impact on our operating cash flows.

We are dependent upon certain of our management personnel.

The success of our operations is influenced to a significant degree by our ability to attract and retain senior management with relevant industry experience.  Successful implementation of our business strategy is dependent on our ability to attract and retain our executive officers and management team.  The unexpected loss of services of any key management personnel or the inability to recruit and retain qualified personnel in the future could have an adverse effect on our business and financial results.

Consumer boycotts or increases in costs due to chain-of-custody programs may adversely affect demand for our products.

Some of our customers are sensitive to issues associated with harvesting of old growth forests and require us to supply products that are not produced from these forests.  A growing number of customers want to purchase products that originate from sustainable managed forests as validated by certification programs.  We have implemented an independent chain-of-custody system to verify that select paper products at our Crofton, Port Alberni and Powell River mills contain 100% certified wood fibre, but we may be required to implement additional or more stringent chain-of-custody certification programs with increased costs to meet our customers’ demands.    Demand for our products may be adversely affected if we don’t implement such programs or if we become subject to organized boycotts or similar actions by environmental or other groups.

Our insurance has limitations and exclusions.

We maintain insurance coverage that we believe would ordinarily be maintained by an operator of facilities similar to our own.  The insurance policies are subject to limits and exclusions.  Damage to or destruction of our facilities could accordingly exceed the limits of our policies or be subject to policy exclusions.

Our mills are located in seismically active areas.

Three of our operating mills are situated adjacent to the ocean on the south coast of B.C.  This is a seismically active area and these mills and the surrounding transportation infrastructure are accordingly susceptible to risk of damage or destruction caused by earthquakes and tsunamis.  Our insurance may not cover the total losses associated with damage or destruction caused by an earthquake or tsunami, and our business interruption insurance is subject to limits and deductibles in respect of such damage that may limit the amount recoverable.

Post-retirement plan obligations may affect our financial condition.

We maintain defined benefit pension plans and other post-retirement benefit plans for retired employees.  As at December 31, 2010, the underfunded liability associated with the defined benefit pension plans was $133.0 million and the underfunded liability associated with the other post-retirement benefit plans was $154.5 million.  Funding requirements for these plans are dependent on various factors, including interest rates, asset returns, regulatory requirements for funding purposes, and changes to plan benefits.  In 2011, we are required to contribute $10.2 million in addition to our normal annual pension contribution to satisfy a portion of the underfunded liability of the defined benefit pension plan.  Although we expect to continue to make contributions to fund post-retirement plan obligations and to meet legal funding obligations for the defined benefit pension plan, no assurance can be made that the underfunded liability under these plans will not be materially adverse to us in the future.

As described in section 10 - Contingent liabilities, claims regarding certain post-retirement benefits, there are outstanding grievances against us filed by the Communications, Energy and Paperworkers Union of Canada Locals 1, 592 and 686 claiming that we are obligated to provide post-retirement benefits for certain retired employees of another company. If these grievance claims were successful, we estimate that we could incur between $1.5 million to $3.0 million in additional costs.

A change in our legal control could be materially adverse.

We have outstanding US$250.0 million of 2014 senior notes and US$390.4 million of 2016 senior notes.  If a Change of Control coupled with a Rating Decline (as such terms are defined in the indentures governing these notes) occurs, we are required to make an offer to purchase all outstanding notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of payment, in accordance with the procedures set out in the indentures.  We may not have sufficient financial resources to fund any such repurchase.

18	GOVERNANCE AND MANAGEMENT SYSTEMS

Corporate governance

Our senior governing body is made up of a ten-member Board of directors and four Board committees.  The accomplished individuals who make up our Board and serve on our committees provide high-level stewardship, supervise corporate management, and ensure our information-disclosure requirements are met.

Our corporate directors are responsible for increasing and preserving shareholder value and fostering our long-term success, while considering the interests of a range of shareholders.  This involves assessing risks and performance relating to both financial and non-financial measures.

Board committees

Our four permanent Board committees include an audit, environment, governance, and health and safety committee.  They establish principles, evaluate compliance and monitor performance in these areas.  Designated executives and senior operational leaders report to these committees quarterly.

The governance committee is responsible for best-practices monitoring, annual board effectiveness evaluations, and director development.

As of the end of 2010, nine of 10 directors, including the Board chair and excepting only the president and CEO, were independent.

Risk and management systems

We recognize the importance of good risk and management systems.  We maintain a comprehensive inventory of major risks and management responses, including probability and severity assessments, which is reviewed by our Board’s audit committee every year.

Code of conduct

We have a Code of Corporate Ethics and Behaviour that applies to directors, executives and employees, and is reviewed and committed to by salaried employees each year.  Breaches of this code can be reported through an anonymous phone line or other methods, but no reports were received in 2010.

Our governance practices meet or exceed the effective governance guidelines of our listing stock exchange. For more information on our governance, visit http://catalystpaper.com/about/governance.

19	SENSITIVITY ANALYSIS

Our earnings are sensitive to fluctuations in:

Product price

Our products are commodity-based and cyclical in nature.  As a result, earnings are sensitive to price changes, with price changes on specialty printing paper grades and newsprint having the greatest effect.

Foreign exchange

Our products are primarily sold in Canada, the United States, Asia and Australasia, Latin America and Europe.  The majority of sales are denominated in foreign currencies, principally the U.S. dollar.  As a result, we are exposed to foreign currency risk on accounts receivable and future sales.

Energy costs

Our earnings could be significantly affected by changes in prices and terms of energy-supply contracts, as we are a significant consumer of electrical power, fossil fuels and input materials whose pricing is highly correlated to energy costs.

Fibre

Our supply of fibre is subject to market influences and has some degree of variability. Fibre supply includes wood chips, logs, hog fuel and ONP.

Our annual EBITDA, net earnings and earnings per share are estimated to be affected by changes in product prices, foreign exchange and input costs as follows:

(In millions of dollars, except per share amounts)	EBITDA 1	Net earnings 2	Earnings per share

Product prices 3
A US$10 per tonne change in the sales price of:
Specialty printing papers	$9	$7	$0.02
Newsprint	5	4	0.01
Pulp	3	2	0.01

Foreign exchange 4
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	7	5	0.01

Energy cost sensitivity 5
A 5% change in the price of:
Natural gas and oil – direct purchases	1	1	0.00
Electricity – direct purchases	6	5	0.01
Coal	1	1	0.00

Fibre sensitivity 5
A US$5 per unit change in the price of:
Wood chips (bone dry tonnes )	9	7	0.02
ONP (ST)	2	1	0.01

1	Refer to section 13, Non-GAAP measures.
2	Based on an expected long-term tax rate of 25%.
3	Based on annualized sales of Q4 2010 and foreign exchange rate of US$0.99.
4	Based on Q4 2010 annualized net cash flows and a movement to US$1.00 from US$0.99 and excluding our hedging program and the impact of the translation of U.S. dollar denominated debt.
5	Based on Q4 2010 annualized consumption levels and an exchange rate of US$0.99.

20	OUTLOOK

Economy

Global growth is expected to continue into 2011 driven by emerging markets particularly China and India.  The U.S. economy is expected to continue its slow recovery in 2011 although the rate of growth will depend on consumer spending, consumer confidence and employment recovery.  U.S. housing markets and inflation-driven commodity prices remain risks to the U.S. economy.  The strong Canadian dollar will continue to put pressure on our operating and net earnings, as well as on cash flows and liquidity.

Markets

Specialty printing paper markets are expected to remain challenging in 2011.  North American print advertising is expected to remain stable in the near term, and operating rates are anticipated to remain at similar levels to 2010.  Demand for coated and uncoated mechanical paper is expected to be relatively flat in 2011 while directory will likely continue to be negatively impacted by paper conservation moves by publishers and migration to electronic media.  We expect coated and uncoated mechanical prices will be stronger in 2011 as price increases announced and partially implemented in 2010 will be carried into 2011.  We have announced a US$60 per short ton price increase on SC paper and a US$40 per short ton price increase on our Pacificote, Electracote brite and Electracote paper effective April 1, 2011.  In addition, coated and uncoated mechanical contract customers will see upward price adjustments in 2011. Contract directory prices for 2011 will be higher than 2010.

Newsprint demand in 2011 is expected to contract further due to declining circulation, page count reductions, additional newsprint conservation measures by publishers and continued migration of information and advertising to the Internet.  Additionally, we expect newsprint export shipments to be down compared to 2010.  The West Coast 48.8 gram newsprint price has increased from US$530 per tonne in Q1, 2010 to US$623 per tonne in Q4, 2010. Further newsprint price increases, from Q4 2010 levels, are uncertain and will depend on the supply and demand balance in 2011.

For pulp, we expect prevailing benchmark prices to increase into 2011, supported by continued steady demand from China, North America and Europe.  Chinese buying patterns and requirements are expected to continue to drive the market in 2011.  The current low levels of NBSK pulp producer and end-user inventories should continue to support current pulp prices into the first half of 2011.  Prices may weaken if inventories are rebuilt and additional supply capacity is added.

Operations and capital spending

Increased recycled paper demands from China will place significant supply and price pressure on ONP in 2011.  Price pressure is also expected on commodity inputs, including fossil fuel and some chemicals.

We expect maintenance costs for 2011 to be higher than 2010 due to lower spending in prior years.

We anticipate that the Crofton No. 1 machine will remain indefinitely curtailed due to weak markets and high costs, removing approximately 140,000 tonnes on an annualized basis or 23% of our newsprint capacity.  We will continue to match production to our order book for all grades.

Capital spending is expected to be approximately $35 million in 2011 in addition to $18 million related to two federally funded projects focused on energy efficiency and cost reduction.  These two projects are expected to generate $5.0 million of EBITDA on an annualized basis starting in 2012.

Liquidity, debt maturities and covenants

We do not currently anticipate any other significant uses of cash in 2011 other than for our operations, the redemption of our outstanding 2011 notes, working capital fluctuations, restructuring costs we may incur in implementing cost-reduction initiatives, and outstanding severance payments.  Cash contributions to pension plans are expected to be approximately $8.3 million higher in 2011 than in 2010. We believe our liquidity as at December 31, 2010 is sufficient to meet our requirements in 2011.

2011 key objectives:

In 2011, we will focus on objectives and initiatives in four areas:

Social

•	Significantly improve safety performance

•	Enhance employee communication

•	Continue to seek competitive business conditions in B.C., including joint municipal infrastructure agreements

 Financial

•	Continue to focus on cash flows, liquidity and cost reductions

•	Improve capital structure

Commercial

•	Continue to innovate and diversify product line

•	Grow market share

Environmental

•
Capital upgrade of $5 million at Port Alberni mill to improve combustion efficiency and environmental performance of its biomass boiler and a $13 million upgrade at Powell River mill to increase the electrical generation of the existing generator.  We received the Green Transformation Program funding approval for these projects in February 2011 and are scheduled to complete each project in advance of the March 31, 2012 spending deadline.

•	Implement Forest Stewardship Council chain-of-custody certification at all Canadian mills

•	Achieve conservation targets in water and energy

21	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures.  The evaluation was conducted under the supervision and with the participation of management, including the chief executive officer and chief financial officer, as of December 31, 2010.  Based on the evaluation, our chief executive officer and chief financial officer concluded that such disclosure controls and procedures – as defined in Canada under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rules 13a-15(e) and 15d-15(e) promulgated under the United States Securities Exchange Act of 1934, as amended (the U.S. Exchange Act) – are effective as at December 31, 2010.

It should be noted that while our disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving their objectives, our chief executive officer and chief financial officer do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.   A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There were no changes in our internal control over financial reporting during the period ended December 31, 2010 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.  Management has limited the scope of the design and maintenance of adequate disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Powell River Energy Inc., a variable interest entity in which we are the primary beneficiary.

Section 404 of the United States Sarbanes-Oxley Act, Management Assessment of Internal Controls (Section 404), continues to require that management (a) has the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assesses and reports on the effectiveness of internal control over financial reporting annually.  As of December 31, 2010, management has assessed the effectiveness of the company’s internal control over financial reporting.  Based on this assessment, management has determined the company’s internal control over financial reporting was effective as of December 31, 2010, and issued Management’s Report on Financial Statements and Assessment of Internal Control over Financial Statements dated March 2, 2011 to that effect.

The Board of directors’ Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of directors.  The Board of directors has read and approved this MD&A.  Through discussions with management, the Board of directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

Additional information about the company, including our most recent Annual Information Form, is available on our website at www.catalystpaper.com, or on the Canadian Securities Administrators’ electronic filing website at www.sedar.com.